Brookfield

2024

Brookfield Corporation

Q1 2024

INTERIM REPORT

INTERIM REPORT Q1 2024

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31	2024	2023
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues	$22,907	$23,297
Net income	519	424
Distributable earnings before realizations[1]	1,001	945
Distributable earnings[1]	1,216	1,157
PER SHARE
Net income	$0.04	$0.05
Distributable earnings before realizations[1]	0.63	0.59
Distributable earnings[1]	0.77	0.72
Dividends[2]	0.08	0.07
(UNAUDITED) AS AT MAR. 31, 2024 AND DEC. 31, 2023
	2024	2023
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated results
Balance sheet assets	$491,855	$490,095
Equity	169,030	168,242
Common equity	40,477	41,674
Diluted number of common shares outstanding	1,607	1,615
Market trading price – NYSE	$41.87	$40.12
1.See definition in the MD&A Glossary of Terms beginning on page 55 for definitions of non-IFRS performance measures.
2.See Corporate Dividends on page 25.

Q1 2024 Interim Report    1

2    Q1 2024 BROOKFIELD CORPORATION

BROOKFIELD AT A GLANCE
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST
•The Brookfield Ecosystem We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our business, and access to large-scale, flexible capital.
•Long-Life, High-Quality Assets and Businesses We invest in a global and diverse portfolio of high-quality assets and businesses that generate stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins.
•Proven Capital Allocator We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles.
•Sustainability We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions (previously referred to as “Insurance Solutions”) and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities. Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business.
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LETTER TO SHAREHOLDERS
OVERVIEW
We generated strong financial results in the first quarter, and subsequent to the end of the quarter, we closed the acquisition of American Equity Life (“AEL”) and announced a major renewables deal with Microsoft. We repurchased over $700 million of shares, and we continue to allocate capital to share repurchases.
With the AEL closing, we nearly doubled the size of our insurance operations and added $50 billion of fee-bearing capital to our asset manager. We also expanded our private credit operations with the announced acquisition of a majority stake in Castlelake, a premier asset-backed lender, adding $22 billion of assets under management.
Our landmark agreement with Microsoft provides for the provision of over 10.5 gigawatts of new renewable energy capacity through our renewable facilities in the U.S. and Europe to support their data center growth, demonstrating our position as the leading clean power provider to the digitalizing global economy. In addition, our real estate operations performed extremely well. In an increasingly bifurcated real estate market, we successfully financed close to $15 billion of debt, monetized approximately $2 billion of assets and signed over 7 million square feet of office and retail leases over the last few months.
With rates expected to have peaked and inflation beginning to cool down, liquidity has returned to the capital markets. Most major economies in the world are performing better than anticipated, and risk appetite has returned to most markets. Given the less restrictive conditions, it appears that we are in a more stable and constructive market than we have seen over the past two years. With this backdrop, transaction activity is picking up for high-quality businesses and assets like those that we own. At the same time, we have a record $150 billion of capital to put to work as transaction markets recover.
OUR OPERATING RESULTS WERE STRONG
We delivered strong financial results in the first quarter. With markets normalizing and transaction activity picking up, we expect the momentum in earnings growth to continue throughout the year.
Financial Results
Distributable earnings (“DE”) before realizations were $1 billion or $0.63 per share in the quarter and $4.3 billion or $2.70 per share for the last twelve months. This represents an increase of 10% per share over the prior year, after adjusting for the special distribution of 25% of our asset management business in December 2022.
Asset Management – Our asset management business generated distributable earnings of $621 million in the quarter and $2.5 billion over the last twelve months, benefiting from continued fundraising momentum across our latest flagship funds and complementary strategies as clients continue to gravitate to our scale and global operating platform. To date, we have had strong inflows across our latest flagship funds, which include $10 billion for our second global transition fund strategy, over $8 billion for our fifth opportunistic real estate fund strategy, and $9 billion for opportunistic credit. Fee-bearing capital was $459 billion at quarter end, with fee-related earnings in line with the prior year quarter. We recently announced a deal to acquire a majority stake in Castlelake, a premier asset-backed lender focused on aviation, specialty and real asset finance. This broadens our presence in asset-backed lending and will provide investment products for our wealth solutions business and our insurance clients. In addition, our large-scale capital and deep client relationships should provide Castlelake with a platform for accelerated growth.

4    BROOKFIELD CORPORATION

Wealth Solutions – Our wealth solutions business, which is our platform for individual investors that includes our retirement services business as well as Brookfield Oaktree Wealth Solutions, had a strong quarter, generating distributable operating earnings of $273 million in the quarter and $868 million over the last twelve months. We continue to scale our asset base and leverage our broadening investment origination platform to support earnings growth. We were able to generate an average investment portfolio yield on our insurance assets of 5.7%, maintaining a spread of approximately 2% over our average cost of capital. With the close of AEL, our assets are now over $100 billion and annualized earnings are approximately $1.4 billion. Through these channels, we continue to raise approximately $800 million a month from retail products for high-net-worth and mid-market clients. We remain on track to reach over $1.5 billion of monthly retail capital inflows in the near-to-medium term.
Operating Businesses – Our operating businesses continue to deliver stable cash flows, generating distributable earnings of $337 million for the quarter and $1.5 billion over the last twelve months. Cash distributions are supported by the resilient earnings across our renewable power and transition, infrastructure and private equity businesses, as well as 5% growth in same-store net operating income in our core real estate portfolio over the last twelve months. In our renewable power and transition business, we continue to see robust demand for clean energy from mega-cap technology companies. Subsequent to the quarter, Brookfield Renewable Partners signed a landmark agreement with Microsoft to deliver over 10.5 gigawatts of new renewable energy capacity between 2026 and 2030 through the development of projects in the U.S. and Europe to support Microsoft’s data center growth. This agreement is a testament to the scale of our global operations and our deep operating and development expertise.
In our real estate business, operating fundamentals and market conditions are strengthening. Outperformance of higher quality real estate assets continues to intensify, and our operating performance was very strong, with occupancy levels at 96% in our core portfolio and leasing spreads in our office portfolio increasing by 14% in the quarter. We see many tailwinds for the earnings and valuations of our real estate business with core operating cash flows continuing to grow, interest rates and inflation peaking and expected to decline, financing spreads tightening, and transaction volumes increasing.
Monetizations – Across all our businesses we are progressing monetizations. As transaction activity starts to pick up, we are observing a flight to quality, with buyers focused on the highest quality businesses and assets. We recently announced the sale of a 49% stake in a premier office asset in Dubai at very attractive returns, underscoring the demand for high-quality real estate globally, and the long-term potential for this one-of-a-kind asset. We are progressing the sale of a hotel at our premier mixed-use complex in Seoul, Korea, targeting above-hurdle returns on capital, and we are at the later stages of finalizing additional real estate monetizations. Substantially all sales were completed or are expected to be agreed at prices in line with our carrying values.
In our renewable power and transition business, we are advancing a significant pipeline of asset sales, targeting $3 billion of proceeds in aggregate this year. We also agreed to sell a fiber platform in France within our infrastructure business and a road fuels operation in Europe within our private equity business. We will continue to monetize assets as we find exit opportunities at optimal value. At the end of the quarter, accumulated unrealized carried interest was $10.1 billion. With our asset sales pipeline active, we expect to realize additional carried interest into income through the remainder of the year.
Balance Sheet and Liquidity
We continue to maintain a conservatively capitalized balance sheet and high levels of liquidity. At quarter end, our perpetual capital base was approximately $155 billion, with a modest amount of long-duration, corporate debt at the Corporation. We have a record $150 billion of deployable capital today, enabling us to execute on strategic growth initiatives.
Given the continued positive tone in the capital markets over the last few months, we executed on approximately $40 billion of financings across the group. A few highlights include:
•Issuance of $750 million of 30-year bonds at the Corporation to enhance our liquidity.
•Completion of close to $15 billion of financings in our real estate business, including approximately $4 billion in our office portfolio.
Q1 2024 Interim Report    5

•Repricing of approximately $12 billion of financings across six portfolio companies, extending duration and reducing spreads by 40 bps on average.
•Execution on a C$400 million, 30-year, investment-grade green bond and $150 million fixed-rate perpetual subordinated notes at Brookfield Renewable, as well as an issuance of $3.85 billion of investment-grade bonds as part of our partnership with Intel for their semiconductor facility in Arizona. These financings emphasize the continued demand from lenders for transition and digitalization opportunities.
During the quarter, we reinvested our excess cash flow back into our businesses and returned $626 million to shareholders through regular dividends and share repurchases. To date this year, we repurchased over $700 million of shares in the open market, adding approximately $0.50 of value to each remaining share. We continue to allocate capital for further share repurchases.
RUNNING BUSINESSES BETTER IS THE MOST SECURE WAY TO GOOD RETURNS
In business, there are many ways to earn a good return for stakeholders. In doing what we do—owning and building the backbone of the global economy—three different options stand out as the main drivers for most of the performance for private investors like us. The first is margin expansion and growing a business (i.e., earn more by running the business well); the second is multiple expansion (i.e., convincing someone the future is bright and have them pay you a higher multiple for an income stream than you paid); and the third is adding more financial leverage (which amplifies returns by having the excess return fall to a smaller amount of equity investment, hence a greater return on the equity invested). Each of these are tried and tested ways to make money; each also comes with its own risks and rewards.
Most of the returns on our investments come from managing our businesses well and growing them over time to enhance their cash flows. This is hard work and takes time, but running a business better is the most risk-averse way to make money and is the only one you can guarantee that you are fully in control of when making an investment. In addition, finding businesses that can continuously deploy capital in a productive way, grow operations, and operate in a cost-disciplined fashion, is the safest way to earn good long-term returns. We estimate that over 60 to 70% of the returns we earn in our businesses come from margin expansion and growing the underlying cash flows.
It is also possible to enhance returns by expanding the multiple of a business you acquire. We do not often plan for this but benefit on the upside if it comes. It is impossible to predict whether someone will pay you a higher multiple for a business, especially if you do nothing to enhance cash flows or de-risk operations and you are therefore dependent on something out of your control. This happened to growth investors to the upside in 2021—and conversely, to the downside in 2023. Very little of our return is expected from this source when we underwrite our deals, but we do know that if we successfully execute our business plans, we are often selling an improved business with a lower risk profile than the one we acquired. We estimate that 20% of our returns come from multiple expansion on exits, as we try to time our exits to markets that favor selling. The extra multiple we receive is generally due to market perception of lowered risk in the business at that point in time. If we do our jobs properly, we can influence that.
Much of the returns in financial sponsors’ investments have come from the third way to generate returns: financial leverage. On average, we use less leverage in our investments than many financial sponsors and therefore, our risk is also far less. On balance, we estimate that about 10% of our return comes from the use of financial leverage. This contrasts with far greater amounts for many financial sponsors’ returns being generated this way. While sometimes this can be very lucrative, the risk attendant in this is high and the outcome less certain.
As the era of free money abates, the operating skills of running businesses better are becoming increasingly important to differentiating reasonable returns from excellent returns. This is why we continuously expand our operating teams to help our investee companies become better. The next five years are expected to test those that relied only on multiple expansion and leverage to earn returns, but will be a great period for those with the operating skills and people to remake businesses.
6    BROOKFIELD CORPORATION

OUR WEALTH SOLUTIONS BUSINESS WILL SOON GENERATE OVER $2 BILLION OF ANNUAL CASH FLOWS
For decades, we have invested on behalf of pension plans, sovereign wealth funds, universities and other institutions looking to meet their long-term obligations, establishing ourselves as a responsible steward of capital while investing alongside our institutional partners to demonstrate alignment. When we looked at the insurance market dedicated to meeting individual retirement needs a few years ago, it was clear that the skills required to generate retirement income were very similar. Our ability to lend to and acquire long-duration assets and manage risk while generating consistent returns has always been highly desired by insurance company clients. Now, as we build our wealth solutions business, we are offering those benefits directly to individuals.
Our guiding principles from the start have been to focus on delivering 15%+ returns on our equity while managing downside risk. Our expertise is in investing; it is not in making money from insurance. We therefore identified and focused on the parts of the market where we could acquire low-risk, long-duration liabilities (no different than the long-duration debt we utilize within our real asset businesses), then apply our ability to originate and underwrite attractive risk-adjusted investment opportunities to drive returns. The output is a long-dated, highly predictable, annuity-like earnings stream that is very similar to the cash flows generated by the other assets we own, and our asset management business.
From a macro perspective, there were two additional factors that further underpinned our conviction in this business. The first is that the cohort of people in the U.S. and Europe entering retirement age and planning for their long-term wealth and retirement needs is the largest it has ever been, and it will be growing for a long time. Today there are ~60 million people in the U.S. aged 65 or older, and that number will grow to over 80 million over the next 25 years. This demographic is aging, while government entitlements and corporate pensions are under tremendous pressure with the added issue that healthcare costs are rising. The second factor is that in 2020, long-term interest rates seemed unduly low, and it was clear they would not stay there. This presented a unique, asymmetric opportunity to enter the business at a time when the odds favored that even if we made some mistakes, we could likely earn excess returns on our capital as interest rates increased over time.
Combined, these factors gave us confidence to invest our capital and start to build a scale business that would meet individual wealth and retirement needs, with the potential to deliver very attractive returns over a long period of time. Four years later, we have made significant progress—we are positioned as one of the largest providers of annuities in the U.S., with a float of over $100 billion and capabilities to originate $20 billion of policies annually in the near term. Annualized cash flows are currently approximately $1.4 billion, and as we reposition the investment portfolio and deploy our over $25 billion of cash and shorter duration financial assets, we are on track to surpass $2 billion of cash flows annually in the next 18 to 24 months from this business.
We have built a platform with significant embedded organic growth and have a top three position in the U.S. life and annuity market. As we continue to scale this business, diversify into new low-risk products such as acquiring pension plan assets from companies looking to shed the risk, and look at international expansion, we see a credible path to once again doubling this business over the next five years.
From a standing start, we have built a business that we believe is worth approximately $20 billion when you apply a conservative multiple to the highly predictable, long-duration cash flows. More importantly, this business brings strong synergistic benefits to the Brookfield ecosystem. It acts as a natural hedge to our broader real asset business. It has also provided a platform for us to further scale our credit business within Brookfield Asset Management, by both growing established product offerings and starting new strategies focused on asset-backed lending. These businesses complement each other and should grow in tandem, driving earnings and cash flow generation for our other businesses. Lastly, it has made us a better manager for our insurance clients as we learn the nuances of insurance.

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GREAT BUSINESSES COMPOUND WEALTH IRRESPECTIVE OF MARKET CONDITIONS
The returns of a great business compound through good and bad markets. While the day-to-day events are often the focus of the news, they are often not overly relevant, and are mostly a distraction. The last five years have been one of the most volatile markets ever experienced. Despite that, we remind you of the performance of our business as it keeps compounding away:

AS AT AND FOR THE 12 MONTHS ENDED MAR. 31 ($ MILLIONS)	2020	2021	2022	2023	2024	CAGR
Brookfield FRE[1]	$1,284	$1,520	$1,987	$2,162	$2,246	15%
Brookfield Run-Rate Fees and Carry[2]	5,561	6,637	7,969	9,671	10,416	17%
Annualized DE Before Realizations[3,4]	2,105	2,481	3,667	4,070	4,493	21%
Common Equity – Plan Value[4,5]	73,308	96,254	119,685	119,698	136,304	17%
We have been able to deliver stable and growing results for a long time. The consistency of our approach and the resilient nature of our business is the special value of Brookfield. Great businesses allow you to turn around and find that seven years later, the business has doubled in value and you don’t even realize the time has passed. Furthermore, our advantages of scale, our global platform and operating capabilities, and the synergies across the Brookfield ecosystem make our franchise stronger and more resilient. It is the compounding of all these factors that enables us to achieve strong and stable financial returns, which is the surest way to long-term wealth.
CLOSING
We remain committed to investing capital for you in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis and, as a result, higher intrinsic value per share over the longer term.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
May 9, 2024

1.This represents fee-related earnings attributable to BAM.
2.This represents gross annual run rate of fees plus target carry.
3.This represents management’s estimate of the annualized cash flow of the business as at March 31 each year. In certain years where management did not disclose an estimate of annualized cash flow, we have presented an estimate based on the key cash metrics disclosed at that time or where no disclosure was made, we have presented the cash available for distribution over the last twelve months.
4.Distributable earnings before realizations for the twelve months ended and plan value as at March 31, 2019 to 2022 were adjusted for the special distribution of 25% of our asset management business on December 9, 2022.
5.This represents management’s estimate of the intrinsic value of the business as at March 31 each year. In certain years where management did not disclose an estimate of intrinsic value, we have presented an estimate based on relevant valuation metrics disclosed at that time.

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bn.brookfield.com/reports-filings.
8    BROOKFIELD CORPORATION

MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power and Transition	37
Overview	12	Infrastructure	39
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	41
FINANCIAL RESULTS		Real Estate	43
Overview	15	Corporate Activities	44
Income Statement Analysis	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	21	Capitalization	45
Foreign Currency Translation	24	Liquidity	49
Corporate Dividends	25	Review of Consolidated Statement of Cash Flows	52
Summary of Quarterly Results	26	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	28	Accounting Policies, Estimates and Judgments	53
Summary of Results by Operating Segment	29	Management Representations and Internal
Asset Management	31	Controls	54
Wealth Solutions	36	GLOSSARY OF TERMS	55
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions (previously referred to as “Insurance Solutions”) and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov/edgar.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of Brookfield Corporation or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our liquidity and ability to access and raise capital, our fundraising targets, our target growth objectives, our target carried interest, the impact of acquisitions and dispositions on our business, including the AEL and Castlelake acquisitions, and the agreement with Microsoft.
Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, Real Estate and Corporate Activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report and such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).
10    BROOKFIELD CORPORATION

Target returns and growth objectives set forth in this Report are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We use these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 55 for all non-IFRS measures.
Q1 2024 Interim Report    11

PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.
12    BROOKFIELD CORPORATION

✓    Proven Capital Allocator
    We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
✓    Disciplined Financing Approach
    We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage1 reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three core businesses—Asset Management, Wealth Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is a leading global alternative asset manager, with over $925 billion of assets under management (“AUM”)1 as at March 31, 2024 across renewable power and transition, infrastructure, private equity, real estate and credit. The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Our capital in this business is via our 75% ownership interest in Brookfield Asset Management ULC (“BAM”)1 for which we receive quarterly distributions, our carried interest, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors. We also invest directly in certain private equity and credit funds.
WEALTH SOLUTIONS
Our Wealth Solutions business (previously referred to as “Insurance Solutions”), via our equity accounted investment in Brookfield Reinsurance Ltd. (“BNRE”)1, is a leading provider of wealth solutions, offering individuals the planning and protection needed to deliver lasting retirement income.
With the close of American Equity Life ("AEL") in May, our assets are now over $100 billion and annualized earnings are approximately $1.4 billion, and as we rotate the investment portfolio, we expect annualized earnings to grow to $2 billion in the next 18 to 24 months.
Our Asset Management business acts as the investment manager of most of the assets of our Wealth Solutions business.

1.See definition in Glossary of Terms beginning on page 55.
Q1 2024 Interim Report    13

OPERATING BUSINESSES
We have $42.0 billion of capital on a blended basis in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the private funds of our asset management business, providing each with a strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Renewable Power and Transition business owns a diverse portfolio of high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments Our capital in this business is primarily via our 46% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Infrastructure business is one of the world’s largest infrastructure investors, which owns and operates assets across the utilities, transport, midstream and data sectors. Our capital in this business is via our 26% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Private Equity business is a leading global investor with a focus on owning and operating businesses that provide essential products and services in the business services and industrial sectors. Our capital in this business is via our 66% ownership interest in Brookfield Business Partners (“BBU”)1 for which we receive quarterly distributions. The cash distributions reflect BBU’s policy of paying a modest distribution and reinvesting the majority of its FFO back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a diversified global real estate business that owns and operates premier office, dominant retail, luxury urban retail and hotels, and multi & single family residential properties.
Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of premier properties in global gateway cities (“core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“transitional and development”), including our capital invested in our North American residential business.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.See definition in Glossary of Terms beginning on page 55.
14    BROOKFIELD CORPORATION

PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Starting on page 55 of our 2023 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2023 annual report.
OVERVIEW
In the current quarter, net income was supported by strong fundraising momentum and capital deployment in our Asset Management business, organic growth and strong investment performance in our Wealth Solutions business, and the stable and resilient recurring cash flows of our Operating Businesses.
Net income was $519 million in the current quarter, with $102 million attributable to common shareholders ($0.04 per share) and $417 million attributable to non-controlling interests.
The $95 million increase in net income over the prior year quarter was primarily attributable to:
•same-store1 growth, primarily from inflation-linked revenues and organic growth initiatives in our Infrastructure segment, favorable margin on product mix in our Private Equity segment, as well as lease commencements and higher market rents in our core portfolio within our Real Estate segment;
•contributions from acquisitions, net of dispositions, over the last twelve months, mostly in our Infrastructure segment;
•an increase in equity accounted income of $257 million primarily due to contributions from the growth in our Wealth Solutions business, partially offset by our share of lower mark-to-market gains on derivatives in our Infrastructure segment;
•an increase in fair value changes of $120 million, primarily related to a bargain purchase gain in our Infrastructure segment, partially offset by lower valuation gains on our investment properties compared to the prior year quarter;
•an increase in interest expense of $515 million, of which $68 million related to incremental debt from recent acquisitions, $94 million related to asset-level upfinancings, $37 million related to higher rates on corporate borrowings, and $316 million was due to higher rates on variable rate debt obligations; and
•higher depreciation and amortization expense primarily as a result of recently completed acquisitions in our Infrastructure and Renewable Power and Transition segments.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities. Further increases relate to capital commissioned into rate base primarily within our Infrastructure segment. These increases were partially offset by dispositions of certain assets primarily in our Private Equity segment.

1.See definition in Glossary of Terms beginning on page 55.
Q1 2024 Interim Report    15

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three months ended March 31, 2024 and 2023:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2024	2023	Change
Revenues	$22,907	$23,297	$(390)
Direct costs[1]	(19,046)	(19,820)	774
Other income and gains	240	381	(141)
Equity accounted income	686	429	257
Expenses
Interest
Corporate borrowings	(173)	(136)	(37)
Non-recourse borrowings	(3,955)	(3,477)	(478)
Corporate costs	(17)	(14)	(3)
Fair value changes	158	38	120
Income tax expense	(281)	(274)	(7)
Net income	519	424	95
Non-controlling interests	(417)	(304)	(113)
Net income attributable to shareholders	$102	$120	$(18)
Net income per share	$0.04	$0.05	$(0.01)
1.Direct costs include $2.5 billion of depreciation and amortization expense for the three months ended March 31, 2024 (2023 – $2.2 billion).
Three Months Ended March 31
Revenues for the quarter were $22.9 billion, a decrease of $390 million or 2% compared to the prior year quarter, primarily due to:
•higher revenue from our Real Estate segment primarily due to lease commencements and higher rents on core properties;
•increased contributions from our Infrastructure segment due to organic growth as a result of inflation indexation and increases to rate base, and from our Renewable Power and Transition segment due to commissioning of recent development projects; and
•strong same-store results from our Private Equity segment due to increased demand for higher margin advanced batteries at our advanced energy storage operation; more than offset by
•the absence of contributions from net dispositions during the last twelve months, primarily within our Private Equity segment.
The impact on revenues and net income from recent acquisitions and dispositions can be found on page 17.
Direct costs of $19.0 billion decreased by $774 million, primarily due to:
•the impact of the deconsolidation of our nuclear technology services operation and lower inventory costs at our road fuels operation within our Private Equity segment; partially offset by
•increased costs due to inflation and organic growth at our Infrastructure segment; and
•higher direct costs related to recent acquisitions primarily in our Renewable Power and Transition and Infrastructure segments.
Other income and gains decreased by $141 million mainly related to higher disposition gains across our segments in the prior period, including a gain on disposition of our residential property management operation within our Private Equity segment.
16    BROOKFIELD CORPORATION

Equity accounted income increased by $257 million primarily due to contributions from the growth in our Wealth Solutions business, partially offset by our share of lower mark-to-market gains on derivatives in our Infrastructure segment.
Interest expense of $4.1 billion, of which $4.0 billion relates to non-recourse financing, increased by $515 million compared to the prior year quarter primarily due to incremental borrowings associated with acquisitions and refinancings primarily in our Infrastructure and Renewable Power and Transition segments, as well as higher interest rates on floating rate debt, partially offset by the impact of dispositions in our Private Equity segment.
We recorded fair value gains of $158 million compared to $38 million in the prior year quarter, primarily due to a bargain purchase gain in our Infrastructure segment. This was partially offset by lower valuation gains compared to the prior year quarter and higher mark-to-market changes on the non-controlling interests’ share of gains on our LP investments within our Real Estate segment. Refer to pages 18 to 19 for a discussion on fair value changes.
Our income tax expense of $281 million was consistent with the prior year quarter expense of $274 million.
SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three months ended March 31, 2024:

	Acquisitions		Dispositions
FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net (Income) Loss
Renewable Power and Transition	$230	$(20)	$(9)	$(3)
Infrastructure	668	177	(37)	(18)
Private Equity	10	1	(3,843)	170
Real Estate and Other	33	37	(43)	24
	$941	$195	$(3,932)	$173
ACQUISITIONS
Recent acquisitions contributed incremental revenues of $941 million and net income of $195 million in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to incremental revenues of $230 million and net loss of $20 million. These contributions were primarily due to the acquisitions of a U.S. renewable portfolio in the fourth quarter of 2023, as well as the acquisition of an Indian renewable development platform in the second quarter of 2023.
Infrastructure
Recent acquisitions contributed incremental revenues of $668 million and net income of $177 million. These contributions were primarily from the acquisitions of our global intermodal container logistics operation in the third quarter of 2023 and our North American retail colocation data center business in the first quarter of 2024.
Real Estate and Other
Recent acquisitions contributed incremental revenues of $33 million and net income of $37 million. These contributions were primarily from a multifamily asset portfolio in the U.S. and a Brazil logistics portfolio, both acquired in the fourth quarter of 2023.

Q1 2024 Interim Report    17

DISPOSITIONS
Recent asset sales reduced revenues by $3.9 billion and increased net income by $173 million during the current quarter. The transactions that most significantly impacted our results were the dispositions in the fourth quarter of 2023 of our North American retail gas station assets within our Private Equity segment and our nuclear technology services operation, which is now presented as an equity accounted investment based on our continued ownership interest through our Renewable Power and Transition segment.
FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023	Change
Investment properties	$87	$554	$(467)
Transaction related income, net of expenses	428	(334)	762
Financial contracts	57	83	(26)
Impairment and provisions	(73)	(59)	(14)
Other fair value changes	(341)	(206)	(135)
Total fair value changes	$158	$38	$120
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties based on our strategy to maintain an irreplaceable portfolio of premier properties in global gateway cities, maximize returns through a development or buy-fix-sell strategy, or recycle capital from the private funds of our Asset Management business.
The table below disaggregates investment property fair value changes within our Real Estate and Asset Management segments by asset type:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023	Change
Asset Management Direct Investments – Real Estate LP Investments	$194	$799	$(605)
Real Estate – Core	72	(1)	73
Real Estate – Transitional and Development	(183)	(239)	56
Other investment properties	4	(5)	9
	$87	$554	$(467)
We discuss the key valuation inputs of our investment properties beginning on page 53.
Real Estate LP Investments
Valuation increases of $194 million primarily relate to:
•higher valuations in our India office and REIT portfolios due to higher occupancy rates;
•fair value uplifts in our Shanghai mixed-use and Brazil office portfolios due to updated market assumptions; partially offset by
•updated market assumptions at certain U.S. office assets.
In the prior year quarter, valuation increases of $799 million primarily relate to fair value uplifts in our Shanghai mixed-use portfolio primarily due to higher occupancy rates. Gains were also recorded upon closing in the first quarter of 2023 of the acquisition of a South Korea Logistics portfolio that we agreed to purchase in 2020. These were partially offset by lower valuations of certain U.S. office assets due to updated leasing assumptions.
18    BROOKFIELD CORPORATION

Core
Valuation increases of $72 million are mainly due to higher cashflows at certain U.S. retail assets as a result of updated leasing assumptions.
Transitional and Development
Valuation decreases of $183 million related to lower rental growth assumptions at certain U.S. office assets, and discount and capitalization rate expansion at certain Canadian and Australian office assets.
Valuation decreases of $239 million in the prior year quarter primarily related to the one-time impact of incremental tax on certain properties and the lower value of certain U.S. office assets due to recent bids received.
Transaction Related Income, Net of Expenses
Transaction related income, net of expenses, totaled $428 million for the quarter. This is primarily due to a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment, partially offset by transaction and restructuring costs on acquisitions, net of dispositions within our Private Equity segment.
The prior year quarter transaction related expenses, net of income, of $334 million was mostly due to costs associated with upfinancing and transactions across our segments.
Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
Financial contracts drove a $57 million increase in fair value changes for the quarter, mostly attributable to gains on energy derivatives and power contracts within our Renewable Power and Transition segment.
The increase of $83 million in the prior year quarter was primarily attributable to higher valuations on energy derivatives and power contracts within our Renewable Power and Transition segment, with gains partially offset by mark-to-market losses on interest rate swaps on an office asset in Belgium and our U.S. manufactured housing assets.
Impairment and Provisions
Impairment and provisions expense of $73 million in the quarter related to various one-time charges across our segments.
Impairment and provisions expense was $59 million in the prior year quarter, primarily related to goodwill impairment on the sale of a hospitality investment in the U.S.
Other Fair Value Changes
Other fair value decreases of $341 million in the quarter are primarily attributable to mark-to-market changes on the non-controlling interests' share of India REIT valuation gains within our LP investments, and debt amortization costs at our global intermodal container logistics operation within our Infrastructure segment.
Other fair value decreases of $206 million in the prior year quarter relate to mark-to-market fair value changes on inventory at a natural gas storage asset within our Infrastructure segment. These were partially offset by a gain on debt extinguishment related to the restructuring of our offshore oil services in our Private Equity segment, and mark-to-market gains on the non-controlling interests’ share of valuation changes.
Q1 2024 Interim Report    19

INCOME TAXES
We recorded an aggregate income tax expense of $281 million in the quarter (2023 – $274 million), including current tax expenses of $325 million (2023 – $366 million) and deferred tax recovery of $44 million (2023 – $92 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE THREE MONTHS ENDED MAR. 31	2024	2023	Change
Statutory income tax rate	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	(29)	(2)	(27)
Taxable income attributed to non-controlling interests	25	1	24
International operations subject to different tax rates	6	1	5
Recognition of deferred tax assets	(15)	(5)	(10)
Non-recognition of the benefit of current quarter tax losses	9	10	(1)
Non-deductible expenses	10	4	6
Other	3	4	(1)
Effective income tax rate	35%	39%	(4%)
In the current quarter, we realized gains on disposition that were subject to tax rates different from our statutory income tax rate. This contributed to a 29% reduction in our effective tax rate in the current quarter.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships where the tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include losses attributable to non-controlling ownership interests in such entities, our consolidated tax provision includes only our proportionate share of the associated tax recovery. In other words, we are consolidating all of the income but only our share of the associated tax expense. This increased our effective tax rate by 25% in the current quarter.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates increased our effective tax rate by 6% this quarter. The difference will vary from period to period depending on the relative proportion of income or loss earned in each country.
In the current quarter, we recorded a deferred tax recovery primarily in respect of previously unrecognized tax attributes in our data centres business within our Infrastructure segment, which reduced our effective tax rate by 15%.
Some of our operations generated tax losses in the period for which a tax benefit has not been recognized, and certain expenses incurred were not deductible for tax purposes resulting in an increase to the effective tax rate of 9% and 10%, respectively.
20    BROOKFIELD CORPORATION

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at March 31, 2024, and December 31, 2023:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023	Change
Assets
Property, plant and equipment	$148,432	$147,617	$815
Investment properties	124,760	124,152	608
Equity accounted investments	58,603	59,124	(521)
Cash and cash equivalents	11,742	11,222	520
Accounts receivable and other	29,684	28,512	1,172
Intangible assets	38,339	38,994	(655)
Goodwill	34,475	34,911	(436)
Other assets	45,820	45,563	257
Total assets	$491,855	$490,095	$1,760
Liabilities
Corporate borrowings	$13,784	$12,160	$1,624
Non-recourse borrowings of managed entities	221,847	221,550	297
Other non-current financial liabilities	30,356	29,624	732
Other liabilities	56,838	58,519	(1,681)
Equity
Preferred equity	4,103	4,103	—
Non-controlling interests	124,450	122,465	1,985
Common equity	40,477	41,674	(1,197)
Total equity	169,030	168,242	788
	$491,855	$490,095	$1,760
March 31, 2024 vs. December 31, 2023
Total assets increased by $1.8 billion from December 31, 2023 to $491.9 billion as at March 31, 2024. The increase is due to recently completed business combinations and asset acquisitions, net of dispositions, primarily in our Infrastructure and Real Estate segments. Net valuation increases recognized on our investment properties during the quarter also contributed to the increase in total assets. This was partially offset by amortization and depreciation of our asset base and the impacts of foreign currency translation since December 31, 2023.
PP&E increased by $815 million primarily as a result of:
•acquisitions and additions of $5.7 billion, which includes the acquisition of a North American retail colocation data center business in our Infrastructure segment; partially offset by
•the unfavorable impact of foreign currency translation and other items of $1.7 billion due to appreciation of the U.S. dollar against most major currencies, primarily in our Renewable Power and Transition and Infrastructure segments;
•depreciation of $1.8 billion during the quarter; and
•dispositions and assets reclassified as held for sale of $1.3 billion.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Q1 2024 Interim Report    21

Investment properties predominantly consist of the company’s real estate assets. The balance as at March 31, 2024 increased by $608 million from December 31, 2023, primarily due to:
•acquisitions and additions of $2.3 billion, driven by acquisitions of a multifamily asset portfolio in the U.S. and a Brazil logistics portfolio within our real estate LP portfolio included within our Asset Management segment; partially offset by
•the unfavorable impact of foreign currency translation and other items of $1.3 billion due to appreciation of the U.S. dollar against most major currencies; and
•asset sales and the reclassification of certain assets to held for sale of $410 million, primarily related to the transfer of a retail asset to held for sale within our Real Estate segment and a mixed-use asset in the U.S. in our real estate LP portfolio included within our Asset Management segment.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments decreased by $521 million in the current quarter to $58.6 billion, primarily due to:
•our proportionate share of comprehensive income of $345 million; more than offset by
•distributions and returns of capital received of $547 million; and
•the unfavorable impact of foreign currency translation and other items of $410 million.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents increased by $520 million. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Our intangible assets decreased by $655 million as the acquisition of a North American data center portfolio in our Infrastructure business was more than offset by the unfavorable impact of foreign currency translation and amortization across all segments.
The decrease of $436 million in our goodwill balance primarily relates to the unfavorable impact of foreign currency translation across our Infrastructure and Private Equity segments.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $257 million is mainly a result of:
•an increase in assets held for sale of $1.1 billion largely attributable to the classification to held for sale of our interest in an Australian ports operation and a data center within our Infrastructure segment and our partial interest in an office asset in the U.A.E. within our Real Estate segment; partially offset by
•a decrease in other financial assets of $752 million as the prior year included loans secured by a multifamily asset portfolio in the U.S. that was subsequently acquired out of foreclosure; and
•a decrease in inventory of $125 million driven by lower inventory costs at our road fuels operation in our Private Equity segment.
Corporate borrowings increased by $1.6 billion primarily from the issuances of a $750 million 30-year bond in March 2024 and commercial paper throughout the last three months, partially offset by the repayment of maturing term notes.
Non-recourse borrowings of managed entities increased by $297 million net of borrowings reclassified to held for sale, primarily due to recent acquisitions and upfinancings in our Infrastructure segment.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The increase of $732 million was primarily due to an increase in subsidiary equity obligations at our Indian telecom towers operation within our Infrastructure segment.
The decrease of $1.7 billion in other liabilities was primarily due to a decrease in the current portion of accounts payable and other.
22    BROOKFIELD CORPORATION

EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)
Common equity, beginning of period	$41,674
Changes in period
Net income attributable to shareholders	102
Other comprehensive loss	(531)
Common dividends	(124)
Preferred dividends	(42)
Repurchases, net of equity issuances	(471)
Ownership changes and other	(131)
(1,197)
Common equity, end of period	$40,477
Common equity decreased by $1.2 billion to $40.5 billion in the three months ended March 31, 2024, primarily due to:
•net income attributable to common shareholders of $102 million; more than offset by
•other comprehensive loss of $531 million, primarily due to unrealized mark-to-market movements on commodity hedges and financial assets;
•distributions of $166 million to shareholders as common and preferred share dividends; and
•share repurchases, net of issuances, of $471 million, mainly related to the repurchase of over 12 million Class A Limited Voting Shares (“Class A shares”) during the three months ended March 31, 2024.
NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
Brookfield Asset Management	$2,295	$2,247
Brookfield Renewable	25,449	25,677
Brookfield Infrastructure	30,162	31,479
Brookfield Business Partners	14,024	15,241
Brookfield Property Group	35,325	35,314
Other participating interests	17,195	12,507
	$124,450	$122,465
Non-controlling interests increased by $2.0 billion during the three months ended March 31, 2024, primarily due to:
•equity issuances, net of distributions, of $1.9 billion; and
•ownership changes of $279 million; partially offset by
•comprehensive loss attributable to non-controlling interests, which totaled $174 million.
Q1 2024 Interim Report    23

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED MAR. 31	Period-End Spot Rate			Average Rate
	2024	2023	Appreciation/(Depreciation) against U.S. Dollar)	2024	2023	Appreciation/(Depreciation) against U.S. Dollar)
Australian dollar	0.6521	0.6812	(4%)	0.6578	0.6836	(4%)
Brazilian real[1]	4.9950	4.8403	(3%)	4.9505	5.1975	5%
British pound	1.2623	1.2731	(1%)	1.2683	1.2155	4%
Canadian dollar	0.7385	0.7547	(2%)	0.7418	0.7396	—%
Colombian peso[1]	3,852.3	3,854.9	—%	3,919.6	4,756.8	21%
Euro	1.0790	1.1039	(2%)	1.0859	1.0732	1%
1.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2023 for all of our significant non-U.S. dollar investments. As at March 31, 2024, our common equity of $40.5 billion was invested in the following currencies: U.S. dollars – 56% (December 31, 2023 – 52%); British pounds – 13% (December 31, 2023 – 12%); Brazilian reais – 6% (December 31, 2023 – 7%); Euro – 6% (December 31, 2023 – 7%); Australian dollars – 6% (December 31, 2023 – 6%); Canadian dollars – 3% (December 31, 2023 – 5%); and other currencies – 10% (December 31, 2023 – 11%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023	Change
Australian dollar	$(358)	$(206)	$(152)
Brazilian real	(471)	307	(778)
British pound	(107)	271	(378)
Canadian dollar	(278)	4	(282)
Colombian peso	(30)	187	(217)
Euro	(450)	248	(698)
Other	(244)	97	(341)
Total cumulative translation adjustments	(1,938)	908	(2,846)
Currency hedges[1]	758	(376)	1,134
Total cumulative translation adjustments net of currency hedges	$(1,180)	$532	$(1,712)
Attributable to:
Shareholders	$(254)	$127	$(381)
Non-controlling interests	(926)	405	(1,331)
	$(1,180)	$532	$(1,712)
1.Includes deferred income tax expense of $8 million for the three months ended March 31, 2024 (2023 – recovery of $4 million).
The foreign currency translation of our equity, net of currency hedges, decreased consolidated equity by $1.2 billion for the three months ended March 31, 2024. This was attributable to lower period-end rates across most currencies relative to the U.S. dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were lower as at March 31, 2024.
24    BROOKFIELD CORPORATION

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first three months of 2024, 2023 and 2022, are summarized in the following table.

	Distribution per Security
	2024	2023	2022
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.08	$0.07	$0.14
Class A Preferred Shares
Series 2	0.23	0.21	0.08
Series 4	0.23	0.21	0.08
Series 8[3]	—	—	0.12
Series 9[4]	—	—	0.14
Series 13	0.23	0.21	0.08
Series 15[5]	—	—	0.03
Series 17	0.22	0.22	0.23
Series 18	0.22	0.22	0.23
Series 24	0.15	0.15	0.16
Series 26[6]	0.18	0.18	0.17
Series 28[7]	0.21	0.21	0.13
Series 30[8]	0.28	0.28	0.23
Series 32[9]	0.31	0.23	0.25
Series 34	0.21	0.21	0.22
Series 36	0.22	0.22	0.24
Series 37	0.23	0.23	0.24
Series 38	0.17	0.16	0.18
Series 40	0.19	0.19	0.20
Series 42	0.15	0.15	0.16
Series 44	0.23	0.23	0.25
Series 46[10]	0.25	0.25	0.24
Series 48[11]	0.29	0.29	0.23
Series 51[3]	0.29	0.26	—
Series 52[4]	0.11	0.11	—
1.Class B Limited Voting Shares (“Class B shares”).
2.Combined, the Corporation’s and Brookfield Asset Management Ltd.’s 2024 quarterly dividend would equate to $0.175 per Class A share held prior to the special distribution; representing a 17% increase compared to 2023, assuming that shareholders retained the Brookfield Asset Management Ltd. shares received upon completion of the special distribution in December 2022.
3.All Series 8 shares were converted to Series 51 shares as part of the special distribution of the asset management business in December 2022.
4.All Series 9 shares were converted to Series 52 shares as part of the special distribution of the asset management business in December 2022.
5.All Series 15 shares were fully redeemed and cancelled as at March 31, 2023.
6.Dividend rate reset commenced March 31, 2022.
7.Dividend rate reset commenced June 30, 2022.
8.Dividend rate reset commenced December 31, 2022.
9.Dividend rate reset commenced October 1, 2023.
10.Dividend rate reset commenced March 31, 2022.
11.Dividend rate reset commenced December 31, 2022.

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q1 2024 Interim Report    25

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our Real Estate business typically generates consistent same-store net operating income on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our work access services is subject to potential seasonal fluctuations in the demand for services. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our road fuels operation, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNT)	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$22,907	$24,518	$24,441	$23,668	$23,297	$24,213	$23,418	$23,256
Net income	519	3,134	35	1,512	424	44	716	1,475
Net income (loss) to shareholders	102	699	230	81	120	(316)	423	590
Per share
– diluted	$0.04	$0.42	$0.12	$0.03	$0.05	$(0.23)	$0.24	$0.34
– basic	0.04	0.43	0.12	0.03	0.05	(0.23)	0.25	0.35
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Fair value changes	$158	$(1,326)	$(170)	$62	$38	$(1,811)	$(549)	$(397)
Income taxes	(281)	(87)	(241)	(409)	(274)	(95)	(525)	(141)
Net impact	$(123)	$(1,413)	$(411)	$(347)	$(236)	$(1,906)	$(1,074)	$(538)
26    BROOKFIELD CORPORATION

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the first quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our nuclear technology services operation and lower volumes at our engineered components manufacturing business, partially offset by increased contributions in our Renewable Power and Transition segment from the acquisition of a U.S. renewable portfolio. The lower net income in the quarter was primarily due to lower disposition gains compared to the prior quarter.
•In the fourth quarter of 2023, revenues were consistent with the prior quarter. Net income increased compared to the prior quarter due to gains associated with the disposition of our nuclear technology services operation, which was partially offset by fair value decreases in our Real Estate segment.
•In the third quarter of 2023, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Infrastructure segment. Net income is absent one time disposition gains recognized in the prior quarter in our Infrastructure segment, and reflects fair value decreases on our transitional and development properties within our Real Estate segment.
•In the second quarter of 2023, revenues increased in comparison to the prior quarter primarily due to same-store growth across our operating businesses and recent acquisitions. The increased net income in the quarter compared to the prior quarter is primarily a result of disposition gains from our Infrastructure segment.
•In the first quarter of 2023, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment due to the impact of volume, partially offset by contributions from recent acquisitions and organic growth initiatives in our Infrastructure and Renewable Power and Transition segments. The increase in net income was primarily due to fair value decreases recorded on investment properties in the prior quarter.
•In the fourth quarter of 2022, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions across our operating segments, primarily in our Private Equity segment. The lower net income in the quarter is primarily attributable to fair value decreases on our transitional and development properties within our Real Estate segment.
•In the third quarter of 2022, revenues increased compared to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Private Equity segment. The lower net income in the quarter is primarily attributable to fair value decreases in our transitional and development properties in our Real Estate segment.
•In the second quarter of 2022, revenue increased compared to the prior quarter mainly due to contributions from recent acquisitions and same-store growth across our businesses. The lower net income in the quarter is primarily attributable to the one-time reduction in valuations of certain properties within our Real Estate segment.
Q1 2024 Interim Report    27

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Wealth Solutions business, our four primary Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
Beginning in the second quarter of 2023, the company presented a Wealth Solutions operating segment, for internal and external reporting purposes. Additionally, our direct investments into and alongside private funds managed by BAM were presented within the Asset Management segment. These amounts were previously presented in our Corporate Activities segment and our Operating Businesses, respectively. This presentation aligns our operating segments with how our Chief Operating Decision Maker assesses the operating results and performance of our businesses on a segmented basis. The company has retrospectively applied these presentation changes for all periods presented. Prior to the first quarter of 2024, our Wealth Solutions segment was referred to as “Insurance Solutions”.
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using DE1. To further assess operating performance for the Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private fund investment portfolios, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”)1. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.The Wealth Solutions business includes our equity accounted interest in BNRE, a leading provider of wealth solutions, offering individuals the planning and protection needed to deliver lasting retirement income.
Operating Businesses
iii.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
iv.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.The Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services and industrial operations.

1.See definition in Glossary of Terms beginning on page 55.
28    BROOKFIELD CORPORATION

vi.The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	DE1,2			FFO1,2 / NOI[1,2]			Common Equity
	2024	2023	Change	2024	2023	Change	2024	2023	Change
Asset Management	$838	$878	$(40)				$19,157	$19,484	$(327)
Wealth Solutions	273	145	128				6,144	6,144	—
Operating Businesses
Renewable Power and Transition				$91	$83	$8	4,498	4,887	(389)
Infrastructure				142	132	10	2,465	2,537	(72)
Private Equity				217	249	(32)	3,239	3,291	(52)
Real Estate[3]				827	810	17	22,912	22,413	499
Corporate Activities				(213)	(147)	(66)	(17,938)	(17,082)	(856)
Total	$1,216	$1,157	$59				$40,477	$41,674	$(1,197)
1.DE is the key performance metric for the Asset Management and Wealth Solutions segments. NOI is the key performance metric for the Real Estate segment only. FFO is the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 55.
3.For comparability, we have excluded property management and development fees of $67 million for the three months ended March 31, 2023 as they are no longer recognized in NOI.
During the quarter, we generated strong results with DE1 of $1.2 billion. DE before realizations1 was $1.0 billion for the quarter, an increase of $56 million or 6% compared to the prior year quarter. The increase in DE over the prior year quarter is primarily attributable to strong fundraising momentum and capital deployment in our Asset Management business, organic growth and strong investment performance in our Wealth Solutions business, and the stable and resilient recurring cash flows of our Operating Businesses, partially offset by increased interest expense on our corporate borrowings.

1.See definition in Glossary of Terms beginning on page 55.
Q1 2024 Interim Report    29

Our Asset Management business generated DE of $838 million in the current quarter. BAM benefited from strong fundraising momentum in our flagship and complementary strategies, and from capital deployed in our long-term credit funds. Fee-bearing capital1 increased by $27 billion or 6% over the prior year quarter, supporting growth in fee-related earnings1. Distributions from our direct investments were $213 million in the current quarter.
Wealth Solutions’ DE increased by $128 million compared to prior year quarter primarily driven by organic growth and strong investment performance.
Renewable Power and Transition’s FFO of $91 million increased by $8 million compared to the prior year quarter primarily due to net acquisitions and strong hydrology in the U.S., partially offset by unfavourable pricing across our portfolio and lower hydrology in South America.
Infrastructure’s FFO increased by $10 million compared to the prior year quarter, primarily due to net acquisition activity, inflation indexation on contracts, and volume growth across our transport business, partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects.
Private Equity’s FFO decreased by $32 million compared to the prior year quarter. Excluding the impact of disposition gains, operating FFO increased by $20 million compared to the prior year quarter, primarily as a result of same-store growth from value creation, commercial execution, and business optimization initiatives across our business, partially offset by net disposition activity in our business and infrastructure services and higher interest expense from upfinancings and higher rates on floating rate debt.
NOI from our Real Estate business increased by $17 million compared to the prior year quarter, primarily driven by same-store core NOI growth, partially offset by net disposition activity. FFO was supported by strong performance within our core real estate portfolio and the receipt of a one-time lease payment, offset by higher interest expense due to increased borrowings and higher interest rates on floating rate debt.
Common equity decreased by $1.2 billion to $40.5 billion in the three months ended March 31, 2024. Net income attributable to shareholders was more than offset by share repurchases, net of issuances, the impact of foreign exchange, unrealized mark-to-market movements on hedges, and distributions to common and preferred shareholders. Refer to Part 2 – Review of Consolidated Financial Results for details.

1.See definition in Glossary of Terms beginning on page 55.
30    BROOKFIELD CORPORATION

ASSET MANAGEMENT
Our Asset Management business includes our investment in BAM, a leading global alternative asset manager, with over $925 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate and credit. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business.
The following table disaggregates our share of DE and common equity of entities in our Asset Management segment. We have provided additional detail, where referenced, to explain significant variances in our operating results from the prior period.

AS AT MAR. 31, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		DE		Common Equity
	Ref.	2024	2023	2024	2023
BAM	i	$408	$422	$7,200	$7,126
Realized carried interest	ii	183	206	—	—
Direct investments	iii	213	245	11,957	12,358
Realized disposition gains		34	5	—	—
		$838	$878	$19,157	$19,484

Generated carried interest
Generated in period		$566	$654
Foreign exchange		(113)	27
		453	681
Less: direct costs		(137)	(265)
Generated carried interest, net	iv	316	416
Less: generated carried interest not attributable to the Corporation		(9)	(61)
Total generated carried interest, net		$307	$355
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2024	Total 2023
Renewable Power and Transition	$30,009	$21,324	$—	$51,333	$52,363
Infrastructure	46,240	47,035	—	93,275	94,635
Private Equity	33,010	7,274	—	40,284	38,849
Real Estate	67,269	26,291	—	93,560	93,444
Credit and other	70,500	45,923	63,750	180,173	177,707
March 31, 2024	$247,028	$147,847	$63,750	$458,625	n/a
December 31, 2023	$245,341	$148,719	$62,938	n/a	$456,998
We have approximately $50 billion of additional committed capital that does not currently earn fees but will generate approximately $500 million in annual fees once deployed.
Q1 2024 Interim Report    31

Fee-bearing capital increased by $1.6 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Balance, December 31, 2023	$52,363	$94,635	$38,849	$93,444	$177,707	$456,998
Inflows	2,346	706	674	1,589	8,097	13,412
Outflows	—	(11)	—	(88)	(2,652)	(2,751)
Distributions	(410)	(671)	(118)	(924)	(2,018)	(4,141)
Market valuation	(2,142)	(181)	1,188	(441)	1,057	(519)
Other	(824)	(1,203)	(309)	(20)	(2,018)	(4,374)
Change	(1,030)	(1,360)	1,435	116	2,466	1,627
Balance, March 31, 2024	$51,333	$93,275	$40,284	$93,560	$180,173	$458,625
Renewable power and transition fee-bearing capital decreased by $1.0 billion, due to:
•inflows from capital raised for our second global transition fund strategy and capital market issuances; more than offset by
•decrease in market valuations as a result of lower market capitalization of BEP;
•distributions paid to BEP’s unitholders and capital returned to investors across our long-term private funds; and
•the end of the investment period in our fourth flagship infrastructure fund (related to renewable power and transition assets).
Infrastructure fee-bearing capital decreased by $1.4 billion, due to:
•inflows from capital raised for our fifth flagship infrastructure fund and capital market issuances as well as strong fundraising across our perpetual strategies; more than offset by
•the end of the investment period of our fourth flagship infrastructure fund;
•decrease in market valuations as a result of lower market capitalization of BIP; and
•distributions paid to BIP’s unitholders and capital returned to investors across our long-term and perpetual private funds.
Private equity fee-bearing capital increased by $1.4 billion, due to:
•increase in market valuations as a result of higher market capitalization of BBU; and
•capital deployed in our complementary strategies; partially offset by
•the end of the investment period in certain complementary strategies.
Real estate fee-bearing capital increased by $116 million, due to:
•capital raised from the second close of our fifth flagship real estate fund and capital deployed in our third flagship fund; partially offset by
•distributions from our perpetual strategies, flagship, and other private funds; and
•lower market valuation of certain assets across our perpetual fund strategies.
Credit and other fee-bearing capital increased by $2.5 billion, due to:
•inflows from capital deployed across our long-term private funds (including our twelfth flagship opportunistic credit fund) and perpetual strategies, and inflows from our Wealth Solutions business; partially offset by
•outflows and redemptions from our liquid and perpetual strategies; and
•distributions to unitholders across our infrastructure and real estate debt strategies.
32    BROOKFIELD CORPORATION

CARRY ELIGIBLE CAPITAL
Carry eligible capital1 decreased by $2.7 billion during the quarter to $234.6 billion as at March 31, 2024 (December 31, 2023 – $237.3 billion). The decrease was primarily related to the end of the investment period for our fourth flagship infrastructure fund strategy and return of capital in our closed-end credit funds, partially offset by capital raised in our second global transition fund strategy.
As at March 31, 2024, $164.6 billion of carry eligible capital was deployed (December 31, 2023 – $165.8 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $70.0 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2023 – $71.5 billion).
OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, excluding equity-based compensation costs and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings includes fees earned by BAM on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities. DE from our Asset Management business also includes operating earnings from our interests in direct investments. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
i.Distributable earnings from BAM

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023
Fee revenues[1]
Base management fees	$1,005	$981
Incentive distributions	106	94
Transaction and advisory fees	2	5
	1,113	1,080
Less: direct costs	(533)	(504)
	580	576
Less: fee-related earnings not attributable to the Corporation	(28)	(29)
Fee-related earnings	552	547
Cash taxes	(53)	(37)
Other income	35	34
Add back: equity-based compensation costs	10	19
	544	563
Amounts not attributable to the Corporation	(136)	(141)
Distributable earnings from BAM	$408	$422
Fee-related earnings increased to $552 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital and growth in incentive distributions from BIP and BEP, partially offset by increased direct costs.

1.See definition in Glossary of Terms beginning on page 55.
Q1 2024 Interim Report    33

Base management fees increased by $24 million or a 2% increase from the prior year quarter as a result of the following activity:
•$37 million increase from our credit and other business due to capital deployed within our flagship opportunistic funds as well as our third infrastructure debt strategy; partially offset by
•$6 million decrease from our renewable power and transition business as capital raised for our second global transition fund and our fifth flagship infrastructure fund (related to renewable power and transition assets) were offset by the lower capitalization of BEP due to a lower trading price;
•$3 million decrease from our real estate business as capital raised for our fifth opportunistic real estate fund was offset by lower market valuation of certain assets across our perpetual fund strategies;
•$2 million decrease from our private equity business as capital raised for our sixth flagship private equity fund was offset by the end of the investment period for our fifth flagship private equity fund; and
•$2 million decrease from our infrastructure business as capital raised for our fifth flagship infrastructure fund and capital deployed in our supercore infrastructure strategy were offset by the lower capitalization of BIP as a result of lower trading price.
Incentive distributions across our perpetual affiliates increased by $12 million to $106 million, due to higher distributions paid by BIP and BEP versus the prior year quarter.
The margin on our fee-related earnings, including our 68% share of Oaktree’s fee-related earnings, decreased to 54% in the current period (2023 – 56%). Our fee-related earnings margin before performance fees, including 100% of Oaktree’s fee-related earnings, was 52% in the current period (2023 – 53%).
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $29 million from the prior year quarter as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities and developing new complementary strategies.
Cash taxes and other income (expense) comprise of corporate costs of our asset management business. Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $183 million of carried interest, net of direct costs (2023 – $206 million), which were primarily driven by realizations from our closed-end credit funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see Section iv) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Direct investments
DE before realizations from our direct investments of $213 million was $32 million lower than the prior year quarter. The decrease is mainly attributable to lower cash distributions received compared to the prior year quarter.

34    BROOKFIELD CORPORATION

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2024			2023
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$10,152	$(3,376)	$6,776	$9,143	$(3,021)	$6,122
In-period change
Generated in period	566	(167)	399	654	(257)	397
Foreign currency revaluation	(113)	30	(83)	27	(8)	19
	453	(137)	316	681	(265)	416
Less: realized	(477)	221	(256)	(464)	208	(256)
	(24)	84	60	217	(57)	160
Accumulated unrealized, end of period	10,128	(3,292)	6,836	9,360	(3,078)	6,282
Carried interest not attributable to the Corporation	(1,077)	525	(552)	(1,098)	579	(519)
Accumulated unrealized, end of period, net	$9,051	$(2,767)	$6,284	$8,262	$(2,499)	$5,763
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $566 million, primarily related to increased valuations in our infrastructure and closed-end credit funds.
Accumulated unrealized carried interest, at our share1, totaled $9.1 billion as at March 31, 2024. We estimate approximately $2.8 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $6.0 billion of this carry at our share, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 55.
Q1 2024 Interim Report    35

WEALTH SOLUTIONS
Our capital invested in our Wealth Solutions business is via our equity accounted investment in BNRE.1 Prior to the first quarter of 2024, our Wealth Solutions segment was referred to as our “Insurance Solutions” segment.
BNRE is a leading provider of wealth solutions, offering individuals the planning and protection needed to deliver lasting retirement income. Through operating subsidiaries, the business offers a broad range of products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business seeks to generate attractive risk adjusted returns on equity over the long term by investing predominantly in credit products to earn an investment return that exceeds its cost of liabilities.
The business may seek to add duration and diversification to its investment portfolio by acquiring public and private real assets across many of the asset classes in which Brookfield has a long-dated track record of success, including real estate, royalties, or public securities (among other assets). These acquisitions could be made in the open market or from assets currently owned by the Corporation.
SUMMARY OF OPERATING RESULTS
Distributable operating earnings (“DOE”) is a key measure of our Wealth Solutions business’ financial performance and is equivalent to its DE. The following table disaggregates our Wealth Solutions segment’s DOE to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023
Net investment income	$706	$480
Cost of funds	(357)	(257)
Interest expense	(64)	(48)
Operating expenses and other	(6)	(30)
Distributable operating earnings, gross	279	145
Less: amounts not attributable to the Corporation	(6)	—
Distributable operating earnings, net	$273	$145
Our DOE from our Wealth Solutions business was $273 million in the quarter, a $128 million increase from the prior year quarter due to strong investment performance and continued growth in the business.
The business continues to expand its spread earnings by re-deploying its short-duration investment portfolio into higher yielding assets. As at March 31, 2024, total assets increased to approximately $63 billion. During the quarter, we deployed approximately $1 billion across our investment strategies at an average yield in excess of 11%, increasing the average yield on our insurance assets to 5.7%, approximately 2% higher than the average cost of capital.
With the close of AEL in May, our assets and annualized earnings increased to over $100 billion and approximately $1.4 billion, respectively.
COMMON EQUITY
Common equity in our Wealth Solutions segment was $6.1 billion as at March 31, 2024 (December 31, 2023 – $6.1 billion), which is comprised of our capital injected in this business since inception.

1.We refer to BNRE as a “paired entity” to the Corporation as (i) the BNRE class A and class A-1 shares (a) are exchangeable into Brookfield Class A shares on a one-for-one basis and (b) receive distributions at the same time and in the same amounts as dividends on the Brookfield Class A shares, and (ii) the Corporation owns 100% of the BNRE class C shares, which entitles the Corporation to the residual economic interest in BNRE.
36    BROOKFIELD CORPORATION

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2024	2023	2024	2023
Brookfield Renewable[1]	i	$120	$119	$3,924	$4,302
Energy contracts	ii	(29)	(35)	574	585
Realized disposition gains	iii	—	(1)	—	—
		$91	$83	$4,498	$4,887
Cash distributions received		$78	$70
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 69.2 million Class A limited partnership units, 4.0 million general partnership units, as well as 34.7 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 46% in BEP. As at March 31, 2024, 10.1 million Class A shares of BEPC were transferred to wholly-owned subsidiaries of BNRE at fair value for cash consideration of $250 million. The Corporation and BNRE agreed under a voting agreement that all decisions to be made by subsidiaries of BNRE with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BNRE and our ownership of all the issued and outstanding class C shares, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.
FFO of $91 million increased by $8 million compared to the prior year quarter primarily due to net acquisitions and strong hydrology in the U.S., partially offset by unfavourable pricing across our portfolio and lower hydrology in South America.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
	2024	2023	2024	2023	2024	2023
Hydroelectric	5,329	5,793	5,085	5,098	$193	$219
Wind	2,128	1,677	2,500	1,998	87	78
Utility-scale solar	720	484	844	568	61	40
Distributed energy & sustainable solutions	284	233	225	181	67	44
Corporate	—	—	—	—	(112)	(106)
Attributable to unitholders	8,461	8,187	8,654	7,845	296	275
Non-controlling interests and other[2]					(176)	(157)
Segment reallocation[3]					—	1
Brookfield’s interest					$120	$119
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 55.
2.Includes incentive distributions paid to Brookfield of $33 million (2023 – $27 million) as the general partner of BEP.
3.Segment reallocation refers to realized disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the table above.
BEP’s FFO for the quarter was $296 million, of which our share was $120 million. Generation in the quarter totaled 8,461 GWh, a 3% increase compared to the prior year quarter. Generation in the quarter was 2% lower than the long-term average (“LTA”)1 primarily due to stronger hydrology in North America and higher wind and solar resources, more than offset by lower hydrology in Latin America. Key variances for our operations are described on the following page.
1.See definition in Glossary of Terms beginning on page 55.
Q1 2024 Interim Report    37

Hydroelectric
FFO of $193 million in the current quarter was $26 million lower than the prior year quarter primarily due to:
•higher revenue due to inflation indexation across the business and strong hydrology in North America; more than offset by
•unfavorable pricing in the U.S. and lower hydrology in Colombia and Brazil.
Wind
FFO of $87 million in the current quarter increased by $9 million relative to the prior year quarter primarily due to:
•contributions from newly acquired and commissioned facilities; partially offset by
•decreased contributions from the recent disposition of non-core assets; and
•unfavorable pricing on our Spanish assets.
Utility-Scale Solar
FFO in the current quarter increased by $21 million relative to the prior year quarter primarily due to:
•contribution from newly acquired and commissioned facilities; partially offset by
•unfavourable pricing on our Spanish assets.
Distributed Energy & Sustainable Solutions
FFO of $67 million from our distributed energy and sustainable solutions operation increased by $23 million relative to the prior year quarter, primarily due to the impact of growth from recent acquisitions and development activities, partially offset by lower contributions from pumped storage as the prior year benefited from higher pricing volatility.
Corporate
The corporate FFO deficit increased by $6 million due to higher interest expense on financings to support capital projects, partially offset by lower management fees as a result of lower market capitalization of BEP.
ii.Energy Contracts
During the quarter, we purchased 1,195 GWh (2023 – 1,088 GWh) from BEP at $74 per MWh (2023 – $76 per MWh) and sold the purchased generation at an average selling price of $49 per MWh (2023 – $45 per MWh). As a result, we recognized FFO deficit of $29 million due to higher generation and lower market pricing.
iii.Realized Disposition Gains
There were no realized disposition gains in the current quarter.
Disposition losses of $1 million in the prior year quarter are attributable to the partial sale of a 378 MW operating hydroelectric portfolio in the U.S.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment was $4.5 billion as at March 31, 2024 (December 31, 2023 – $4.9 billion). Contributions from FFO were more than offset by distributions to unitholders.

1.See definition in Glossary of Terms beginning on page 55.
38    BROOKFIELD CORPORATION

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2024	2023	2024	2023
Brookfield Infrastructure[1]	i	$141	$132	$2,465	$2,537
Realized disposition gains	ii	1	—	—	—
		$142	$132	$2,465	$2,537
Cash distributions received		$84	$80
1.Brookfield’s interest consists of 190.3 million redemption-exchange units, 1.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 26% in BIP. As at March 31, 2024, 3.3 million LP units of BIP were held by wholly-owned subsidiaries of BNRE. The Corporation and BNRE agreed under a voting agreement that all decisions to be made by subsidiaries of BNRE with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BNRE and our ownership of all the issued and outstanding class C shares, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.
FFO increased by $10 million compared to the prior year quarter, primarily due to net acquisition activity, inflation indexation on contracts, and volume growth across our transport business, partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023
Utilities	$190	$208
Transport	302	192
Midstream	170	198
Data	68	70
Corporate	(115)	(114)
Attributable to unitholders	615	554
Non-controlling interests and other[1]	(470)	(418)
Segment reallocation[2]	(4)	(4)
Brookfield’s interest	$141	$132
1.Includes incentive distributions paid to Brookfield of $73 million (2023 – $66 million) as the general partner of BIP.
2.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.
BIP’s FFO for the quarter was $615 million, of which our share was $141 million compared to $132 million in the prior year quarter. Key variances for our operations are described below and on the following page.
Utilities
FFO in our utilities operations of $190 million was $18 million lower than the prior year quarter. The decrease is mainly attributable to:
•organic growth as a result of inflation indexation and increases to rate base; more than offset by
•higher interest expense, primarily from additional borrowings to support capital projects and upfinancings; and
•absence of contributions from an Australian regulated utility divested in the third quarter of 2023.
Q1 2024 Interim Report    39

Transport
FFO from our transport operations of $302 million was $110 million higher than the prior year quarter. The increase is primarily due to:
•strong growth due to inflationary tariff increases and higher volumes across the segment; and
•contributions from our global intermodal logistics operation acquired in the third quarter of 2023; partially offset by
•the absence of contributions from an Indian toll road portfolio divested in the second quarter of 2023; and
•increased borrowing costs from debt refinancings.
Midstream
FFO from our midstream operations of $170 million was $28 million lower than the prior year quarter as higher contracted and market sensitive revenues across our midstream operations were more than offset by the absence of contribution from our U.S. gas pipeline partially divested in the second quarter of 2023, and higher interest expense incurred primarily to finance ongoing capital projects.
Data
FFO from our data operations of $68 million was in line with the prior year quarter, as:
•additional points-of-presence across our telecom tower and fiber operations and megawatts commissioned across our global data storage program; and
•contributions from the acquisitions of a North American data storage business in the first quarter of 2024 and European and U.S. hyperscale data center platforms in the second half of 2023; were offset by
•absence of contributions from a New Zealand data distribution business divested in the second quarter of 2023; and
•higher interest expense on financings to support capital projects.
Corporate
The Corporate FFO deficit of $115 million was consistent with the prior year quarter.
ii. Realized disposition gains
Realized disposition gains of $1 million in the current quarter are attributable to the sale of a subsidiary of our Australian port operation.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.5 billion as at March 31, 2024 (December 31, 2023 – $2.5 billion), in line with the prior year as contributions from earnings were offset by distributions to unitholders. This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
40    BROOKFIELD CORPORATION

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2024	2023	2024	2023
Brookfield Business Partners[1]	i	$176	$156	$3,239	$3,291
Realized disposition gains	ii	41	93	—	—
		$217	$249	$3,239	$3,291
Cash distributions received[2]		$9	$9
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 25.2 million limited partnership units, four general partnership units, four special limited partnership units, as well as 47.2 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 66% in BBU.
2.BBU pays a modest distribution as the majority of its FFO is reinvested within the business.
FFO decreased by $32 million compared to the prior year quarter. Excluding the impact of disposition gains, operating FFO increased by $20 million compared to the prior year quarter, primarily as a result of same-store growth from value creation, commercial execution, and business optimization initiatives across our business, partially offset by net disposition activity in our business and infrastructure services and higher interest expense from upfinancings and higher rates on floating rate debt.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023
Business services	$168	$213
Infrastructure services	72	86
Industrials	180	162
Corporate	(89)	(80)
Attributable to unitholders	331	381
Non-controlling interests	(114)	(132)
Segment reallocation and other[1]	(41)	(93)
Brookfield’s interest	$176	$156
1.Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $331 million of FFO compared to $381 million in the prior year quarter, with our share being $176 million compared to $156 million in the prior year quarter. Key variances are described on the following page.
Q1 2024 Interim Report    41

Business Services
Business services generated FFO of $168 million, a decrease of $45 million compared to the prior year quarter. Excluding the impact of realized disposition gains, FFO increased by $12 million, primarily driven by:
•a distribution made by our entertainment operation; and
•same-store revenue growth and value creation initiatives at our dealer software and technology services; partially offset by
•increased costs at our construction operation.
Infrastructure Services
Within our infrastructure services, we generated $72 million of FFO, a decrease of $14 million compared to the prior year quarter. Excluding the impact of realized disposition gains, FFO decreased by $7 million, largely driven by:
•increased contributions from improved performance at our work access services; more than offset by
•reduced contributions from our nuclear technology services operation divested in the fourth quarter of 2023 and from our offshore oil services due to lower fleet utilization.
Industrials
Industrials generated $180 million of FFO, an increase of $18 million compared to prior year quarter. Excluding the impact of realized disposition gains, FFO increased by $34 million primarily due to:
•increased contributions from our advanced energy storage operation due to increased demand for higher margin advanced batteries, and lower current income tax expense; partially offset by
•lower volumes, primarily in North America, at our engineered components manufacturing.
Corporate
The corporate FFO deficit increased by $9 million compared to prior year quarter, primarily as lower distributions on preferred equity securities upon partial redemption in the fourth quarter of 2023 were more than offset by higher current income taxes and interest expense from increased borrowings.
ii.Realized Disposition Gains
Realized disposition gains of $41 million in the quarter are primarily due to the disposition of certain public securities.
Realized disposition gains of $93 million in the prior year quarter was attributable to the sale of our residential property management operation and our interest in certain public securities.
COMMON EQUITY
Common equity in our Private Equity segment was $3.2 billion as at March 31, 2024 (December 31, 2023 – $3.3 billion), in line with the prior year as contributions from FFO were offset by the impact of depreciation and foreign exchange. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.
42    BROOKFIELD CORPORATION

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity of entities in our Real Estate segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.
We present the operating results of our Real Estate segment based on our strategy to invest in core and transitional and development properties. The following table disaggregates BPG’s NOI by business line to facilitate analysis of the period-over-period variances:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	NOI		Common Equity
	2024	2023	2024	2023
Core	$381	$365	$14,611	$14,092
Transitional and development[1]	446	445	8,301	8,321
Brookfield Property Group[2]	$827	$810	$22,912	$22,413
1.For comparability, we have excluded property management and development fees of $67 million for the three months ended March 31, 2023 as they are no longer recognized in NOI.
2.See “Economic ownership interest” in the Glossary of Terms beginning on page 55.
BPG’s NOI for the quarter was $827 million compared to $810 million in the prior year quarter. Key variances for our operations are described below.
Core
NOI of $381 million was $16 million higher than the prior year quarter, primarily due to lease commencements at certain office properties and higher rents at certain retail properties, and the receipt of a one-time lease payment, partially offset by the impacts of dispositions over the last twelve months.
Transitional and Development
NOI of $446 million was in line with the prior year quarter, as increases from higher retail occupancy, cost savings initiatives, and increased margins and lot sales in our residential business were offset by the impact of decreased contributions from the partial sale of certain North American office properties.
COMMON EQUITY
Common equity in our Real Estate segment was $22.9 billion as at March 31, 2024 (December 31, 2023 – $22.4 billion), which increased primarily due to capital allocated to our Real Estate business.
Q1 2024 Interim Report    43

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	FFO		Common Equity
	2024	2023	2024	2023
Working capital, net of corporate cash and other	$(40)	$(13)	$179	$(589)
Corporate borrowings	(173)	(136)	(13,784)	(12,160)
Preferred equity[1]	—	—	(4,333)	(4,333)
Realized disposition gains	—	2	—	—
	$(213)	$(147)	$(17,938)	$(17,082)
1.FFO excludes preferred share distributions of $45 million (2023 – $44 million).
Working capital, net of corporate cash and other includes corporate cash and financial assets, accounts receivable, accounts payable, and other assets and liabilities, inclusive of deferred tax assets and liabilities. Corporate cash and financial assets are generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. This amount excludes our proportionate share of cash and cash equivalents from our Asset Management business of $1.9 billion (December 31, 2023 – $2.0 billion), which we consider to be part of our corporate liquidity and include as part of the common equity of our Asset Management segment.
Working capital, net of corporate cash and other was $179 million as at March 31, 2024 (December 31, 2023 – liability position of $589 million).
FFO from working capital, net of corporate cash and other includes realized income and expenses from corporate cash and financial assets or liabilities in addition to corporate costs and cash taxes. During the first quarter of 2024, an FFO deficit of $40 million (2023 – deficit of $13 million) was primarily due to interest expense on cash placed on deposit with the Corporation by our Asset Management business.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $173 million decrease in FFO (2023 – $136 million) reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase in deficit from the prior year quarter was primarily attributable to corporate debt and commercial paper issuances, net completed over the last twelve months.
Preferred equity is not revalued under IFRS and is consistent with year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.

44    BROOKFIELD CORPORATION

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and draws on revolving credit facilities and the issuance of short-term commercial paper. As at March 31, 2024, our corporate capitalization was $63.1 billion (December 31, 2023 – $61.6 billion) with a debt to capitalization1,2 of 20% (December 31, 2023 – 20%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at March 31, 2024, consolidated capitalization was consistent compared to year-end. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)		Corporate		Consolidated
	Ref.	2024	2023	2024	2023
Corporate borrowings	i	$13,784	$12,160	$13,784	$12,160
Non-recourse borrowings
Subsidiary borrowings	i	—	—	17,186	16,214
Property-specific borrowings	i	—	—	204,661	205,336
		13,784	12,160	235,631	233,710
Accounts payable and other		4,243	3,359	57,230	58,893
Deferred income tax liabilities		273	117	24,672	24,987
Subsidiary equity obligations		—	—	4,882	4,145
Liabilities associated with assets classified as held for sale		—	—	410	118
Equity
Non-controlling interests		230	230	124,450	122,465
Preferred equity	ii	4,103	4,103	4,103	4,103
Common equity	iii	40,477	41,674	40,477	41,674
		44,810	46,007	169,030	168,242
Total capitalization		$63,110	$61,643	$491,855	$490,095

Debt to capitalization[2]	20%	20%	48%	48%

1.See definition in Glossary of Terms beginning on page 55.
2.Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Q1 2024 Interim Report    45

i.    Borrowings
Corporate Borrowings

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2024	2023	2024	2023	2024	2023
Term debt	4.5%	4.4%	13	12	$12,535	$12,213
Commercial paper[1]	5.9%	6.1%	<1	<1	1,338	31
Deferred financing costs	n/a	n/a	n/a	n/a	(89)	(84)
Total					$13,784	$12,160
1.Our commercial paper program is backed by our revolving credit facility, which matures in June 2028.
As at March 31, 2024, corporate borrowings included term debt of $12.5 billion (December 31, 2023 – $12.2 billion) which had an average term to maturity of 13 years (December 31, 2023 – 12 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2024 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
We had $1.3 billion of commercial paper outstanding and no draws on our revolving facility as at March 31, 2024 (December 31, 2023 – $31 million). As at March 31, 2024, $73 million of the facilities were utilized for letters of credit (December 31, 2023 – $57 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2024	2023	2024	2023	2024	2023
Renewable Power and Transition	4.5%	4.4%	10	10	$3,545	$2,832
Infrastructure	5.3%	4.9%	9	9	4,937	4,911
Private Equity	8.3%	8.6%	4	4	2,015	1,589
Real Estate	6.3%	6.2%	4	4	6,689	6,882
Total	5.9%	5.7%	6	6	$17,186	$16,214
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2024	2023	2024	2023	2024	2023
Renewable Power and Transition	6.9%	6.9%	9	8	$27,224	$28,635
Infrastructure	6.6%	6.4%	7	6	48,604	46,083
Private Equity & Other	8.4%	8.5%	6	6	41,955	43,884
Real Estate[1]	7.2%	7.2%	2	3	86,878	86,734
Total	7.2%	7.2%	5	5	$204,661	$205,336
1.Includes $59.7 billion of borrowings associated with real estate LP investments from our Asset Management segment.
Property-specific borrowings have decreased by $675 million since December 31, 2023, primarily due to our private equity business which paid down fund level subscription facilities during the quarter.
46    BROOKFIELD CORPORATION

Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at March 31, 2024, 78% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Fixed Rate				Floating Rate
	2024		2023		2024		2023
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.5%	$13,784	4.4%	$12,160	—%	$—	—%	$—
Subsidiary borrowings	5.0%	10,409	4.8%	10,978	7.3%	6,778	7.7%	5,236
Property-specific borrowings	5.1%	68,365	5.1%	67,729	8.3%	136,295	8.3%	137,607
Total	5.0%	$92,558	4.9%	$90,867	8.2%	$143,073	8.2%	$142,843
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Term	Average Rate		Amount
		2024	2023	2024	2023
Fixed rate-reset	Perpetual	4.7%	4.7%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	5.3%	5.3%	463	463
Total		4.8%	4.8%	$4,103	$4,103
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at March 31, 2024 was 283 basis points.

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iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

AS AT AND FOR THE PERIODS ENDED MAR. 31 (MILLIONS)	2024	2023
Outstanding at beginning of period	1,523.5	1,573.4
Issued (repurchased)
Issuances	0.9	0.3
Repurchases	(13.2)	(10.5)
Long-term share ownership plans[1]	1.7	1.2
Outstanding at end of period	1,512.9	1,564.4
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate	94.0	56.9
Total diluted shares at end of period	1,606.9	1,621.3
1.Includes management share option plan and restricted stock plan.
The company holds 93.5 million Class A shares (March 31, 2023 – 70.7 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 10.4 million (March 31, 2023 – nil) shares issuable in respect of these plans based on the market value of the Class A shares as at March 31, 2024, resulting in a net reduction of 83.1 million (March 31, 2023 – 70.7 million) diluted shares outstanding.
During the first quarter of 2024, 2.7 million options were exercised, of which 0.8 million and 0.4 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 1.5 million vested options.
The cash value of unexercised options was $1.0 billion as at March 31, 2024 (March 31, 2023 – $1.1 billion) based on the proceeds that would be paid on exercise of the options.
As at May 9, 2024, the Corporation had 1,507,799,760 Class A shares and 85,120 Class B shares outstanding. Refer to Note 12 of the consolidated financial statements for additional information on equity.
48    BROOKFIELD CORPORATION

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Wealth Solutions business because of their role in funding acquisitions both directly and through funds managed by our Asset Management business. On a group basis, we had $39 billion of core liquidity, including liquidity from corporate and perpetual affiliates, and $124 billion of total liquidity1, including third-party commitments available for drawdown in the private funds of our Asset Management business, as at March 31, 2024.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments into the funds managed by our Asset Management business. Having completed our refinancings for our bond maturities due in 2024, our next debt maturity of $500 million is not due until January 2025. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions to expand our capabilities and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that are managed by our Asset Management business. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds in our Asset Management business, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at March 31, 2024, the Corporation has the following commitments in funds managed by our Asset Management business:

AS AT MAR 31, 2024 (MILLIONS)
	Total Commitment	Funded Amount
Brookfield Strategic Real Estate Partners III	$2,750	$2,690
Brookfield Strategic Real Estate Partners IV	3,500	2,280
Brookfield Strategic Real Estate Partners V	3,000	—
Oaktree Opportunities Fund XI	750	638
Oaktree Opportunities Fund XII	750	—
	$10,750	$5,608
In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1.See definition in Glossary of Terms beginning on page 55.
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CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Corporate Liquidity[1]		Group Liquidity
	2024	2023	2024	2023
Cash and financial assets, net	$3,328	$2,013	$31,134	$29,161
Undrawn committed credit facilities	2,517	2,533	8,261	9,009
Core liquidity	5,845	4,546	39,395	38,170
Uncalled private fund commitments	—	—	84,557	85,658
Total liquidity[2]	$5,845	$4,546	$123,952	$123,828
1.Corporate cash and financial assets includes $1.9 billion of our proportionate share of our Asset Management business’ cash and financial assets as at March 31, 2024 (December 31, 2023 – $2.0 billion).
2.Includes $25 billion of liquidity held through our insurance portfolio. (December 31, 2023 – $24 billion).
As at March 31, 2024, the Corporation’s core liquidity was $5.8 billion, consisting of $3.3 billion in cash and financial assets, inclusive of our proportionate share of our Asset Management business’ cash and financial assets, and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments on the following page. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During the first quarter of 2024, we generated $1.2 billion of distributable earnings, inclusive of:
•$1.2 billion of distributable earnings before realizations, excluding corporate costs and other; and
•$183 million of net realized carried interest; partially offset by
•corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, of $230 million.
The Corporation paid $124 million in cash dividends on its common equity during the quarter ended March 31, 2024 (2023 – $110 million). The Corporation also returned $502 million to shareholders through its normal course issuer bid program (2023 – $272 million).
50    BROOKFIELD CORPORATION

The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s operating businesses based on current distribution policies for each entity:

AS AT MAR. 31, 2024 (MILLIONS EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Brookfield Renewable[4]	46%	302.4	$1.42	$7,071	$429	$107
Brookfield Infrastructure[5]	26%	207.1	1.62	6,527	336	84
Brookfield Business Partners[6]	66%	142.1	0.25	3,243	36	9
Brookfield Property Group[7]	100%	n/a	n/a	n/a	1,627	366
Total					$2,428	$566
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on March 31, 2024.
3.Distributions (current rate) are calculated by multiplying units held as at March 31, 2024 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 55.
4.Brookfield owned units represent the combined units held in BEP and BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.Brookfield owned units represent the combined units held in BBU and BBUC.
7.BPG’s distributions include $nil of preferred share dividends received by the Corporation for the quarter ended March 31, 2024 (2023 – $16 million).
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REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023
Operating activities	$318	$1,118
Financing activities	5,209	10,766
Investing activities	(4,873)	(13,302)
Change in cash and cash equivalents	$654	$(1,418)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $318 million in the first quarter of 2024, a $800 million decrease from the prior year quarter. Excluding the net change in non-cash working capital, cash flow from operating activities decreased by $135 million versus the prior year quarter. Contributions from same-store growth and acquisitions, net of dispositions, over the last twelve months were offset by higher interest expense primarily due to incremental debt from refinancings and higher interest rates on floating rate debt.
Financing Activities
Net cash flows from financing activities totaled $5.2 billion in the first quarter of 2024 compared to $10.8 billion in the prior year quarter, and primarily related to:
•non-recourse borrowings arranged by our subsidiaries, net of repayments of $8.3 billion;
•capital provided by non-controlling interests, net of capital repaid, of $3.6 billion;
•commercial paper issuances, net of repayments, of $1.3 billion; partially offset by
•net repayments on non-recourse credit facilities of $5.7 billion;
•cash distributions to non-controlling interests and shareholders of $1.9 billion; and
•common shares repurchases of $502 million.
Investing Activities
Net cash flows used by investing activities were $4.9 billion in the first quarter of 2024 compared to $13.3 billion in the prior year quarter, and mainly related to:
•acquisitions and additions to PP&E, net of dispositions, of $2.7 billion;
•acquisitions and additions to investment properties, net of dispositions, of $1.5 billion; and
•acquisitions of subsidiaries, net of dispositions, of $629 million primarily associated with acquisitions in our Infrastructure business.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
52    BROOKFIELD CORPORATION

PART 5
ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the 2023 audited consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2023 audited consolidated financial statements.
ACCOUNTING ESTIMATES
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term. As at March 31, 2024, our office portfolio (core and transitional and development) has a combined 90% occupancy level and an 8-year average lease life, while our retail portfolio (core and transitional and development) has a combined occupancy rate of 94%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
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We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. These appraisals, along with market comparables and third-party valuation metric analyses, are used to support our internally-prepared valuations; significant differences are reconciled as they arise. During the three months ended March 31, 2024, we obtained 9 external appraisals of our operating properties representing $4 billion of assets; external appraisals were within 1% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at March 31, 2024 and December 31, 2023 are summarized below.

AS AT MAR. 31, 2024 AND DEC. 31, 2023	Core		Transitional and development		LP investments		Weighted average
	2024	2023	2024	2023	2024	2023	2024	2023
Discount rate	6.2%	6.2%	7.9%	7.9%	8.6%	8.6%	8.0%	8.0%
Terminal capitalization rate	4.8%	4.8%	6.2%	6.2%	5.9%	5.8%	5.7%	5.7%
Investment horizon (years)	11	11	10	10	13	13	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at March 31, 2024 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT MAR. 31, 2024 (MILLIONS)	Fair Value	Sensitivity
Core	$19,107	$1,113
Transitional and development	22,510	914
LP Investments	78,550	3,357
Other investment properties	4,593	150
Total	$124,760	$5,534
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
INTERNAL CONTROL OVER FINANCIAL REPORTING
No change in our internal control over financial reporting occurred during the quarter ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

54    BROOKFIELD CORPORATION

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Wealth Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to Brookfield Asset Management ULC which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• American National – American National Group, LLC	• BIP – Brookfield Infrastructure Partners L.P.
• BAM – Brookfield Asset Management ULC	• BIPC – Brookfield Infrastructure Corporation
• BBU – Brookfield Business Partners L.P.	• BPG – Brookfield Property Group
• BBUC – Brookfield Business Corporation	• BPY – Brookfield Property Partners L.P.
• BEP – Brookfield Renewable Partners L.P.	• BNRE – Brookfield Reinsurance Ltd.
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our Asset Management business’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
Q1 2024 Interim Report    55

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at March 31, 2024, was as follows: BEP/BEPC – $20.6 billion; BIP/BIPC – $30.2 billion; BBU/BBUC – $7.3 billion; and BPG – $17.1 billion.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023
Realized carried interest[1]	$477	$464
Less: direct costs associated with realized carried interest	(221)	(208)
	256	256
Less: realized carried interest not attributable to Corporation	(73)	(50)
Realized carried interest, net	$183	$206
1.Includes $471 million of realized carried interest related to Oaktree (2023 – $348 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
56    BROOKFIELD CORPORATION

Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current period. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Wealth Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Wealth Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE excluding realized carried interest and disposition gains from principal investments. We use DE before realizations to provide additional insight regarding recurring DE of the business.

Q1 2024 Interim Report    57

The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023
Net Income	$519	$424
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	629	804
Fair value changes and other	(9)	(38)
Depreciation and amortization	2,475	2,188
Deferred income taxes	(44)	(92)
Realized disposition gains in fair value changes or equity	26	116
Non-controlling interests in FFO[2]	(2,485)	(2,222)
Funds from operations	1,111	1,180
Less: total disposition gains	(101)	(212)
Less: realized carried interest, net	(183)	(206)
Operating funds from operations	827	762
Less: Operating FFO from BAM	(400)	(408)
Less: Operating FFO from Asset Management direct investments	12	(19)
Less: Operating FFO from Operating Businesses	(379)	(339)
Distributions from BAM	408	422
Distributions from Asset Management direct investments	213	245
Distributions from Operating Businesses	337	299
Add back: equity-based compensation costs	28	27
Preferred share dividends	(45)	(44)
Distributable earnings before realizations	1,001	945
Realized carried interest, net	183	206
Disposition gains from principal investments	32	6
Distributable earnings	$1,216	$1,157
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, DOE from our Wealth Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

58    BROOKFIELD CORPORATION

Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that are managed by our Asset Management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See the below table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023
Revenue	$22,907	$23,297
Add: fee revenues from Oaktree	318	289
Add: inter-segment and other fee revenues	(1,742)	(1,680)
Less: external revenues from consolidated subsidiaries other than BAM	(20,370)	(20,826)
Fee revenues	1,113	1,080
Direct costs	(533)	(504)
	580	576
Less: amounts attributable to other shareholders	(28)	(29)
Fee-related earnings	$552	$547

Q1 2024 Interim Report    59

Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding the recurring performance of the business.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to our asset management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT MAR. 31, 2024	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.62	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.42	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
60    BROOKFIELD CORPORATION

Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are paid to our asset management business when it exceeds predetermined investment returns within BBU and BBUC and on certain liquid strategies portfolios. BBU and BBUC performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within liquid strategies funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is accumulated unrealized carried interest after direct costs, which include employee expenses and taxes at our share.
Q1 2024 Interim Report    61

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Note	2024	2023
Assets
Cash and cash equivalents	5	$11,742	$11,222
Other financial assets	5,6	27,572	28,324
Accounts receivable and other	5,6	29,684	28,512
Inventory	6	11,287	11,412
Assets classified as held for sale	7	3,583	2,489
Equity accounted investments	8	58,603	59,124
Investment properties	9	124,760	124,152
Property, plant and equipment	10	148,432	147,617
Intangible assets	4	38,339	38,994
Goodwill	4	34,475	34,911
Deferred income tax assets		3,378	3,338
Total assets		$491,855	$490,095

Liabilities and equity
Corporate borrowings	5,6	$13,784	$12,160
Accounts payable and other	5,6	57,230	58,893
Liabilities associated with assets classified as held for sale	7	410	118
Non-recourse borrowings of managed entities	5,6	221,847	221,550
Deferred income tax liabilities		24,672	24,987
Subsidiary equity obligations	5	4,882	4,145

Equity
Preferred equity		4,103	4,103
Non-controlling interests		124,450	122,465
Common equity	12	40,477	41,674
Total equity		169,030	168,242
Total liabilities and equity		$491,855	$490,095
62    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2024	2023
Revenues	13	$22,907	$23,297
Direct costs		(19,046)	(19,820)
Other income and gains		240	381
Equity accounted income	8	686	429
Expenses
Interest
Corporate borrowings		(173)	(136)
Non-recourse borrowings		(3,955)	(3,477)
Corporate costs		(17)	(14)
Fair value changes	14	158	38
Income taxes		(281)	(274)
Net income		$519	$424
Net income attributable to:
Shareholders		$102	$120
Non-controlling interests		417	304
		$519	$424
Net income per share:
Diluted	12	$0.04	$0.05
Basic	12	0.04	0.05
Q1 2024 Interim Report    63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2024	2023
Net income		$519	$424
Other comprehensive income
Items that may be reclassified to net income
Financial contracts and power sale agreements		362	(360)
Marketable securities		14	(42)
Equity accounted investments	8	(340)	(146)
Foreign currency translation		(1,180)	532
Income taxes		(2)	23
		(1,146)	7
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	(39)	(29)
Revaluation of pension obligations		35	13
Equity accounted investments	8	(1)	21
Marketable securities		5	38
Income taxes		24	(11)
		24	32
Other comprehensive (loss) income		(1,122)	39
Comprehensive (loss) income		$(603)	$463
Attributable to:
Shareholders
Net income		$102	$120
Other comprehensive (loss) income		(531)	195
Comprehensive (loss) income		$(429)	$315

Non-controlling interests
Net income		$417	$304
Other comprehensive loss		(591)	(156)
Comprehensive (loss) income		$(174)	$148

64    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2023	$10,879	$112	$18,006	$4,510	$8,958	$(2,477)	$1,686	$41,674	$4,103	$122,465	$168,242
Changes in period:
Net income	—	—	102	—	—	—	—	102	—	417	519
Other comprehensive loss	—	—	—	—	(4)	(254)	(273)	(531)	—	(591)	(1,122)
Comprehensive income (loss)	—	—	102	—	(4)	(254)	(273)	(429)	—	(174)	(603)
Shareholder distributions
Common equity	—	—	(124)	—	—	—	—	(124)	—	—	(124)
Preferred equity	—	—	(42)	—	—	—	—	(42)	—	—	(42)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,760)	(1,760)
Other items
Repurchases, net of equity issuances	(46)	(9)	(416)	—	—	—	—	(471)	—	3,640	3,169
Share-based compensation	—	8	(18)	—	—	—	—	(10)	—	—	(10)
Ownership changes	—	—	—	(154)	24	(1)	10	(121)	—	279	158
Total change in period	(46)	(1)	(498)	(154)	20	(255)	(263)	(1,197)	—	1,985	788
Balance as at March 31, 2024	$10,833	$111	$17,508	$4,356	$8,978	$(2,732)	$1,423	$40,477	$4,103	$124,450	$169,030
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2022	$10,901	$148	$18,006	$2,959	$9,522	$(2,826)	$898	$39,608	$4,145	$98,138	$141,891
Changes in period:
Net income	—	—	120	—	—	—	—	120	—	304	424
Other comprehensive income (loss)	—	—	—	—	—	127	68	195	—	(156)	39
Comprehensive income	—	—	120	—	—	127	68	315	—	148	463
Shareholder distributions
Common equity	—	—	(110)	—	—	—	—	(110)	—	—	(110)
Preferred equity	—	—	(41)	—	—	—	—	(41)	—	—	(41)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,996)	(2,996)
Other items
Repurchases, net of equity issuances	(52)	—	(224)	—	—	—	—	(276)	(42)	7,478	7,160
Share-based compensation	—	6	(4)	—	—	—	—	2	—	—	2
Ownership changes	—	—	—	165	(29)	(18)	344	462	—	83	545
Total change in period	(52)	6	(259)	165	(29)	109	412	352	(42)	4,713	5,023
Balance as at March 31, 2023	$10,849	$154	$17,747	$3,124	$9,493	$(2,717)	$1,310	$39,960	$4,103	$102,851	$146,914
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q1 2024 Interim Report    65

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2024	2023
Operating activities
Net income		$519	$424
Other income and gains		(240)	(381)
Equity accounted earnings, net of distributions		(214)	42
Fair value changes	14	(158)	(38)
Depreciation and amortization		2,475	2,188
Deferred income taxes		(44)	(92)
Investments in residential inventory		(82)	(22)
Net change in non-cash working capital balances		(1,938)	(1,003)
		318	1,118
Financing activities
Corporate borrowings arranged		743	—
Corporate borrowings repaid		(371)	—
Commercial paper and bank borrowings, net		1,307	973
Non-recourse borrowings arranged		22,104	19,467
Non-recourse borrowings repaid		(13,811)	(12,836)
Non-recourse credit facilities, net		(5,743)	(366)
Subsidiary equity obligations, net		(8)	(1)
Deposits from related parties		588	—
Deposits provided to related parties		(455)	(325)
Capital provided by non-controlling interests		5,365	8,424
Capital repaid to non-controlling interests		(1,725)	(946)
Repayment of lease liabilities		(458)	(205)
Receipt (settlement) of deferred consideration		93	(22)
Preferred equity redemptions		—	(22)
Common shares issued		8	44
Common shares repurchased		(502)	(272)
Distributions to non-controlling interests		(1,760)	(2,996)
Distributions to shareholders		(166)	(151)
		5,209	10,766
Investing activities
Acquisitions
Investment properties		(1,597)	(2,574)
Property, plant and equipment		(2,901)	(1,552)
Equity accounted investments		(628)	(3,565)
Financial assets and other		(1,590)	(23,160)
Acquisition of subsidiaries, net of cash acquired		(716)	(5,221)
Dispositions
Investment properties		132	57
Property, plant and equipment		192	241
Equity accounted investments		630	252
Financial assets and other		1,566	21,601
Disposition of subsidiaries, net of cash disposed		87	375
Restricted cash and deposits		(48)	244
		(4,873)	(13,302)
Cash and cash equivalents
Change in cash and cash equivalents		654	(1,418)
Net change in cash classified within assets held for sale		(21)	(8)
Foreign exchange revaluation		(113)	79
Balance, beginning of period		11,222	14,396
Balance, end of period		$11,742	$13,049
66    BROOKFIELD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its Asset Management business, including investments in entities that it manages, its Wealth Solutions business, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at March 31, 2024, the Corporation’s capital totaled $58.6 billion (December 31, 2023 – $58.2 billion), and is computed as follows:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
Cash and cash equivalents	$334	$134
Other financial assets	4,260	4,004
Common equity in investments	54,238	53,523
Other assets and liabilities of the Corporation	(238)	506
Corporation’s Capital	$58,594	$58,167
Corporation’s Capital is comprised of the following:
Common equity	$40,477	$41,674
Preferred equity	4,103	4,103
Non-controlling interest	230	230
Corporate borrowings	13,784	12,160
	$58,594	$58,167
The Corporation generates returns on its capital through management fees and performance revenues earned through its Asset Management business, distributable earnings from its Wealth Solutions business, distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.
Q1 2024 Interim Report    67

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at March 31, 2024 is as follows:

AS AT MAR. 31, 2024 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$334	$11,408	$—	$11,742
Other financial assets	4,260	23,312	—	27,572
Accounts receivable and other[1]	1,331	29,838	(1,485)	29,684
Inventory	—	11,287	—	11,287
Assets classified as held for sale	—	3,583	—	3,583
Equity accounted investments	2,185	56,418	—	58,603
Investment properties	20	124,740	—	124,760
Property, plant and equipment	137	148,295	—	148,432
Intangible assets	85	38,254	—	38,339
Goodwill	—	34,475	—	34,475
Deferred income tax assets	509	2,869	—	3,378
Accounts payable and other[1]	(4,232)	(54,483)	1,485	(57,230)
Liabilities associated with assets classified as held for sale	—	(410)	—	(410)
Deferred income tax liabilities	(273)	(24,399)	—	(24,672)
Subsidiary equity obligations	—	(4,882)	—	(4,882)
Total	4,356	400,305	—	404,661
Common equity in investments[2]	54,238	—	(54,238)	—
Corporation’s Capital	58,594	400,305	(54,238)	404,661
Less:
Corporate borrowings	13,784	—	—	13,784
Non-recourse borrowings of managed entities	—	221,847	—	221,847
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	124,220	—	124,450
Common equity	$40,477	$54,238	$(54,238)	$40,477
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $1.5 billion and $1.5 billion, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.
68    BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2023 is as follows:

AS AT DEC. 31, 2023 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$134	$11,088	$—	$11,222
Other financial assets	4,004	24,320	—	28,324
Accounts receivable and other[1]	1,191	27,836	(515)	28,512
Inventory	—	11,412	—	11,412
Assets classified as held for sale	—	2,489	—	2,489
Equity accounted investments	2,081	57,043	—	59,124
Investment properties	21	124,131	—	124,152
Property, plant and equipment	144	147,473	—	147,617
Intangible assets	84	38,910	—	38,994
Goodwill	—	34,911	—	34,911
Deferred income tax assets	489	2,849	—	3,338
Accounts payable and other[1]	(3,383)	(56,025)	515	(58,893)
Liabilities associated with assets classified as held for sale	—	(118)	—	(118)
Deferred income tax liabilities	(117)	(24,870)	—	(24,987)
Subsidiary equity obligations	(4)	(4,141)	—	(4,145)
Total	4,644	397,308	—	401,952
Common equity in investments[2]	53,523	—	(53,523)	—
Corporation’s Capital	58,167	397,308	(53,523)	401,952
Less:
Corporate borrowings	12,160	—	—	12,160
Non-recourse borrowings of managed entities	—	221,550	—	221,550
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	122,235	—	122,465
Common equity	$41,674	$53,523	$(53,523)	$41,674
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $515 million and $515 million, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
Q1 2024 Interim Report    69

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2023, except as disclosed below.
The consolidated financial statements should be read in conjunction with the most recently issued consolidated financial statements of the company for the year ended December 31, 2023 which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s accounting policies were presented in Note 2, Material Accounting Policy Information, of the consolidated financial statements for the year ended December 31, 2023 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on May 8, 2024.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policy Information, of the company’s consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in the preparation of the interim financial statements as of and for the three months ended March 31, 2024.
c)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024. The new standards were applied as follows:
i.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The company adopted the IAS 1 amendments effective January 1, 2024 and reclassified $20.7 billion of non-recourse borrowings of managed entities in our Real Estate segment and our real estate LP Investments within our Asset Management segment from current to non-current as at December 31, 2023.
ii.    International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
The Corporation operates in countries which have enacted new legislation to implement the global minimum top-up tax. The Corporation has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the quarter ended March 31, 2024. The Canadian legislation is not yet substantively enacted and if enacted in its current form, will be effective from January 1, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the Corporation.
d)    Future Changes in Accounting Standards
There are currently no future changes to IFRS with expected material impacts on the Corporation.
70    BROOKFIELD CORPORATION

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Asset Management:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate and private equity funds managed by BAM, opportunistic credit funds managed by Oaktree, and other investments.
Wealth Solutions:
i.The Wealth Solutions business (previously referred to as “Insurance Solutions”) includes our equity accounted interest in Brookfield Reinsurance Ltd. (“BNRE”), a leading provider of wealth solutions, offering individuals the planning and protection needed to deliver lasting retirement income.
Operating Businesses:
i.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
ii.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iii.The Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services and industrial operations.
iv.    The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
Beginning in the second quarter of 2023, the company presented a Wealth Solutions operating segment, for internal and external reporting purposes. Additionally, our direct investments into and alongside private funds managed by BAM were presented within the Asset Management segment. These amounts were previously presented in our Corporate Activities segment and our Operating Businesses, respectively. This presentation aligns our operating segments with how our Chief Operating Decision Maker assesses the operating results and performance of our businesses on a segmented basis. The company has retrospectively applied these presentation changes for all periods presented.
b)    Segment Financial Measures
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using distributable earnings (“DE”). Net operating income (“NOI”) is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”) is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity.
These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.

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Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders; therefore, DE represents our profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
Distributable earnings from our Wealth Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as our share of equity accounted net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our Real Estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our Operating Businesses, excluding the Real Estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in
72    BROOKFIELD CORPORATION

foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and 3(c)(iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	Asset Management	Wealth Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$2,537	n/a	$1,535	$5,279	$12,167	$1,328	$61	$22,907
Inter-segment and other revenues[1]	1,469	n/a	—	2	14	9	(43)	1,451	i
Segmented revenues	4,006	n/a	1,535	5,281	12,181	1,337	18	24,358
DE	838	273	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	91	142	217	n/a	(213)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	827	n/a	n/a	ii
Common equity	19,157	6,144	4,498	2,465	3,239	22,912	(17,938)	40,477
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended March 31, 2024, $805 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.

AS AT DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Asset Management	Wealth Solutions[3]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$2,471	n/a	$1,363	$4,284	$13,736	$1,423	$20	$23,297
Inter-segment and other revenues[1]	1,418	n/a	—	2	45	8	—	1,473	i
Segmented revenues	3,889	n/a	1,363	4,286	13,781	1,431	20	24,770
DE	878	145	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	83	132	249	n/a	(147)	n/a	ii
NOI[2]	n/a	n/a	n/a	n/a	n/a	810	n/a	n/a	ii
Common equity	19,484	6,144	4,887	2,537	3,291	22,413	(17,082)	41,674
1.We equity account for our investment in Oaktree and include our share of the FFO at 64%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended March 31, 2023, $649 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.For comparability, we have excluded property management and development fees of $67 million for the three months ended March 31, 2023 as they are no longer recognized in NOI.
3.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.
i.Inter-Segment Revenues
For the three months ended March 31, 2024, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.5 billion (2023 – $1.4 billion), revenues earned on construction projects between consolidated entities totaling $17 million (2023 – $48 million), and other adjustments totaling a net loss of $35 million (2023 – net income of $6 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
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ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2024	2023
Net income		$519	$424
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		629	804
Fair value changes		(158)	(38)
Depreciation and amortization		2,475	2,188
Deferred income taxes		(44)	(92)
Realized disposition gains in fair value changes or equity	iii	26	116
Non-controlling interests on above items		(2,485)	(2,222)
Real Estate segment disposition gains		(21)	(62)
Real Estate segment adjustments and other, net[1]		1,234	1,032
Total segments’ measures of profit or loss[2]		$2,175	$2,150
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests, as well as development costs on early stage projects in our Renewable Power and Transition segment.
2.Comprised of DE from our Asset Management and Wealth Solutions segments, FFO from our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, and NOI from our Real Estate segment.
iii.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
Within FFO, the realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $26 million for the three months ended March 31, 2024 (2023 – $116 million), of which $89 million relates to prior periods (2023 – $157 million), and a loss of $63 million has been recorded in fair value changes (2023 – loss of $41 million).
d)    Geographic Allocation
The company’s revenues by location are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023
U.S.	$6,383	$6,952
U.K.	5,518	5,486
Canada	2,178	2,618
Brazil	1,351	1,313
Australia	1,463	1,474
India	909	676
Colombia	662	530
Germany	588	521
Other Europe	2,345	2,411
Other Asia	864	770
Other	646	546
	$22,907	$23,297
74    BROOKFIELD CORPORATION

The company’s consolidated assets by location are as follows:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
U.S.	$217,760	$211,947
Canada	49,236	50,899
U.K.	36,225	36,289
Brazil	28,663	29,306
Australia	26,158	27,599
India	23,392	23,093
Germany	15,841	15,636
Colombia	13,302	13,344
Other Europe	45,172	45,583
Other Asia	20,762	21,149
Other	15,344	15,250
	$491,855	$490,095
4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the three months ended March 31, 2024.

AS AT MAR. 31, 2024 (MILLIONS)	Infrastructure	Private Equity and Other	Total
Cash and cash equivalents	$95	$3	$98
Accounts receivable and other	134	7	141
Assets classified as held for sale	270	—	270
Property, plant and equipment	2,444	—	2,444
Intangible assets	288	—	288
Goodwill	—	32	32
Total assets	3,231	42	3,273
Less:
Accounts payable and other	(1,582)	(5)	(1,587)
Liabilities associated with assets classified as held for sale	(70)	—	(70)
Deferred income tax liabilities	(205)	—	(205)
	(1,857)	(5)	(1,862)
Net assets acquired[1]	$1,374	$37	$1,411
1.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the three months ended March 31, 2024, Brookfield acquired $3.3 billion of total assets and assumed $1.9 billion of total liabilities through business combinations. Total consideration transferred for the business combinations was $840 million. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis. No material changes were made to provisional allocations.
Infrastructure
On January 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of Cyxtera Technologies Inc. (“Cyxtera”), a data center portfolio in the U.S., through its U.S. retail colocation data center operation subsidiary. The subsidiary has an effective 29% interest in Cyxtera. The total consideration paid for the business was $803 million, and a bargain purchase gain of $571 million was recorded in fair value changes. No goodwill was recognized.
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5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a) Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2023. Please refer to Note 26 of the December 31, 2023 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b) Financial Instruments
The following tables list the company’s financial instruments by their carrying value and fair value as at March 31, 2024 and December 31, 2023:

	2024		2023
AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$11,742	$11,742	$11,222	$11,222
Other financial assets
Government bonds	1,506	1,506	1,600	1,600
Corporate bonds	2,357	2,357	2,441	2,441
Fixed income securities and other	9,591	9,591	9,198	9,198
Common shares and warrants	4,514	4,514	5,181	5,181
Loans and notes receivable	9,604	9,604	9,904	9,904
	27,572	27,572	28,324	28,324
Accounts receivable and other	20,416	20,416	19,464	19,464
	$59,730	$59,730	$59,010	$59,010
Financial liabilities
Corporate borrowings	$13,784	$13,009	$12,160	$11,350
Non-recourse borrowings of managed entities
Property-specific borrowings	204,661	203,529	205,336	205,003
Subsidiary borrowings	17,186	17,022	16,214	16,030
	221,847	220,551	221,550	221,033
Accounts payable and other	47,594	47,594	50,009	50,009
Subsidiary equity obligations	4,882	4,882	4,145	4,145
	$288,107	$286,036	$287,864	$286,537
76    BROOKFIELD CORPORATION

c) Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2024			2023
AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$37	$1,469	$—	$25	$1,575	$—
Corporate bonds	—	1,602	753	—	1,662	777
Fixed income securities and other	526	954	5,202	455	958	4,903
Common shares and warrants	811	1,379	2,324	857	1,309	3,015
Loans and notes receivables	—	29	18	—	46	17
	1,374	5,433	8,297	1,337	5,550	8,712
Accounts receivable and other	4	3,283	79	6	2,520	89
	$1,378	$8,716	$8,376	$1,343	$8,070	$8,801
Financial liabilities
Accounts payable and other	$12	$4,729	$3,089	$9	$5,119	$3,259
Subsidiary equity obligations	—	—	203	4	—	259
	$12	$4,729	$3,292	$13	$5,119	$3,518
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2024	Valuation Techniques and Key Inputs
Other financial assets	$5,433	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	3,283 / (4,729)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

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The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2024	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$753	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	5,202	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	2,324	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/ Derivative liabilities (accounts receivable/payable)	79 / (3,089)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(203)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
78    BROOKFIELD CORPORATION

The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended March 31, 2024:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	Financial Assets	Financial Liabilities
Balance, beginning of period	$8,801	$3,518
Fair value changes in net income	80	(274)
Fair value changes in other comprehensive income[1]	(43)	(5)
Transfers in	6	—
Transfers out	(626)	(52)
Additions, net of disposals	158	105
Balance, end of period	$8,376	$3,292
1.Includes foreign currency translation.
During the three months ended March 31, 2024, $626 million of financial assets in our real estate LP portfolio included within our Asset Management segment were transferred out of Level 3 financial assets. The prior year included loans secured by a multifamily asset portfolio in the U.S. that was subsequently acquired out of foreclosure and is being reported as investment properties in the current period. No other significant transfers were made between Levels 1, 2, or 3 during the periods ended March 31, 2024 and 2023.
6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2024	2023	2024	2023	2024	2023
Current portion	$5,083	$5,670	$20,956	$20,263	$6,929	$7,060
Non-current portion	22,489	22,654	8,728	8,249	4,358	4,352
	$27,572	$28,324	$29,684	$28,512	$11,287	$11,412
b)    Liabilities

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities[2]
	2024	2023	2024	2023	2024	2023
Current portion[1]	$31,756	$33,414	$1,537	$31	$32,937	$36,856
Non-current portion	25,474	25,479	12,247	12,129	188,910	184,694
	$57,230	$58,893	$13,784	$12,160	$221,847	$221,550
1.Current portion of corporate borrowings includes $1.3 billion (December 31, 2023 – $31 million) of short-term commercial paper and revolving facility draws. Our commercial paper program is backed by our revolving credit facility, which matures in May 2028.
2.The company adopted the IAS 1 amendments effective January 1, 2024 and reclassified $20.7 billion of non-recourse borrowings of managed entities in our Real Estate segment and our real estate LP Investments within our Asset Management segment from current to non-current as at December 31, 2023.
Q1 2024 Interim Report    79

7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT MAR. 31, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Core and Transitional & Development)[1]	Real Estate (LP Investments) and Other[1]	Total
Assets
Cash and cash equivalents	$11	$—	$3	$1	$17	$32
Accounts receivable and other	9	25	1	60	31	126
Equity accounted investments	—	—	—	182	12	194
Investment properties	—	—	—	1,503	896	2,399
Property, plant and equipment	236	181	115	—	86	618
Intangible assets	—	173	9	—	—	182
Goodwill	—	23	—	—	—	23
Other long-term assets	—	5	—	—	—	5
Deferred income tax assets	—	—	4	—	—	4
Assets classified as held for sale	$256	$407	$132	$1,746	$1,042	$3,583
Liabilities
Accounts payable and other	$48	$140	$12	$67	$43	$310
Non-recourse borrowings of managed entities	38	—	4	—	—	42
Deferred income tax liabilities	12	44	2	—	—	58
Liabilities associated with assets classified as held for sale	$98	$184	$18	$67	$43	$410
1.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
As at March 31, 2024, assets held for sale primarily include:
•Five hospitality assets, five office assets, and five retail assets in the U.S., one logistics asset in the U.S. and a partial interest in an office asset in the U.A.E. in our Real Estate segment and our real estate LP portfolio included within our Asset Management segment;
•A data center in the U.S. and a subsidiary of our Australian ports operation within our Infrastructure segment; and
•A 67 MW portfolio of wind assets in the U.K. and an 85 MW portfolio of biomass facilities in Brazil within our Renewable Power and Transition segment.
For the three months ended March 31, 2024, we disposed of $203 million and $10 million of assets and liabilities, respectively, primarily related to the sale of two hospitality assets in the U.S. within our real estate LP portfolio included in our Asset Management segment.
8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)
Balance, beginning of period	$59,124
Additions, net of disposals[1]	91
Share of comprehensive income	345
Distributions received	(472)
Returns of capital	(75)
Foreign currency translation and other	(410)
Balance, end of period	$58,603
1.Includes assets sold and amounts reclassified to held for sale, as well as changes in accounting basis.
80    BROOKFIELD CORPORATION

9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)
Fair value, beginning of period	$124,152
Additions	2,269
Dispositions[1]	(410)
Changes in basis of accounting	(69)
Fair value changes	87
Foreign currency translation and other	(1,269)
Fair value, end of period[2]	$124,760
1.Includes assets sold and amounts reclassified to held for sale.
2.As at March 31, 2024, the ending balance includes $4.8 billion of right-of-use investment properties (December 31, 2023 – $4.8 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions and acquisitions of $2.3 billion primarily relate to the purchase of a multifamily asset portfolio in the U.S. within our real estate LP portfolio included within our Asset Management segment, and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT MAR. 31, 2024 (MILLIONS)
Core	$19,107
Transitional and development	22,510
LP Investments	78,550
Other investment properties	4,593
$124,760
Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
Q1 2024 Interim Report    81

The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT MAR. 31, 2024	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	6.2%	4.8%	11
Transitional and development[1]	7.9%	6.2%	10
LP Investments[1]	8.6%	5.9%	13
Other investment properties[2]	7.4%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure segment and direct investments within our Asset Management segment.
10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Core and Transitional & Development)[2]	Real Estate (LP Investments) and Other[2]	Total
Balance, beginning of period	$66,351	$48,546	$15,835	$345	$16,540	$147,617
Additions	878	1,404	780	11	204	3,277
Acquisitions through business combinations	—	2,444	—	—	—	2,444
Dispositions and assets reclassified as held for sale	(243)	(573)	(366)	(2)	(142)	(1,326)
Depreciation expense	(512)	(729)	(420)	(10)	(175)	(1,846)
Foreign currency translation and other	(792)	(467)	(318)	(7)	(150)	(1,734)
Total change	(669)	2,079	(324)	(8)	(263)	815
Balance, end of period[1]	$65,682	$50,625	$15,511	$337	$16,277	$148,432
1.Our ROU PP&E assets include $719 million (December 31, 2023 – $757 million) in our Renewable Power and Transition segment, $4.6 billion (December 31, 2023 – $3.6 billion) in our Infrastructure segment, $1.3 billion (December 31, 2023 – $1.3 billion) in our Private Equity segment, $86 million (December 31, 2023 – $86 million) in our core and transitional and development investments within our Real Estate segment and $1.0 billion (December 31, 2023 – $1.1 billion) within our Asset Management segment totaling $7.7 billion (December 31, 2023 – $6.8 billion) of ROU assets.
2.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
82    BROOKFIELD CORPORATION

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at March 31, 2024, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$550 million of 4.70% notes due in 2047;
•$350 million of 4.70% notes due in 2047;
•$650 million of 3.90% notes due in 2028;
•$200 million of 4.00% notes due in 2024 (BFL co-obligor) (the “2024 Notes”);
•$1.0 billion of 4.85% notes due in 2029;
•$600 million of 4.35% notes due in 2030;
•$150 million of 4.35% notes due in 2030;
•$500 million of 3.50% notes due in 2051;
•$400 million of 4.625% subordinated notes due in 2080;
•$500 million of 2.724% notes due in 2031;
•$250 million of 3.50% notes due in 2051;
•$400 million of 3.90% notes due in 2028;
•$400 million of 3.625% notes due in 2052;
•$700 million of 6.35% notes due in 2034;
•$750 million of 5.968% notes due in 2054;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor); and
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
Subsequent to quarter-end, BFI repaid the 2024 Notes upon maturity on April 1, 2024. In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. BFL II is a consolidated subsidiary of the Corporation that may offer and sell preferred shares representing limited liability company interests. Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares representing limited liability company interests issued by BFL II will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of BFL II, in each case by the Corporation.
The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Q1 2024 Interim Report    83

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at March 31, 2024, C$21 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$859	$94	$26	$—	$—	$—	$4	$11	$49	$24,341	$(2,477)	$22,907
Net income (loss) attributable to shareholders	102	(1)	16	—	—	—	4	—	33	1,592	(1,644)	102
Total assets	82,509	12,288	751	—	—	—	161	563	3,966	556,498	(164,881)	491,855
Total liabilities	37,929	10,410	746	2	—	—	2	560	3,510	312,711	(43,045)	322,825
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$585	$76	$9	$—	$—	$—	$4	$—	$46	$24,849	$(2,272)	$23,297
Net income (loss) attributable to shareholders	120	(10)	(2)	—	—	—	4	—	9	1,419	(1,420)	120
Total assets	77,567	10,813	757	—	—	—	160	552	4,165	561,498	(165,417)	490,095
Total liabilities	31,790	8,793	752	2	—	—	1	549	3,546	320,691	(44,271)	321,853
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
84    BROOKFIELD CORPORATION

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT MAR. 31, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
Common shares	$10,833	$10,879
Contributed surplus	111	112
Retained earnings	17,508	18,006
Ownership changes	4,356	4,510
Accumulated other comprehensive income	7,669	8,167
Common equity	$40,477	$41,674
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during the first quarter of 2024 of $0.08 per share (2023 – $0.07 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT MAR. 31, 2024 AND DEC. 31, 2023	2024	2023
Class A shares[1]	1,512,821,378	1,523,372,339
Class B shares	85,120	85,120
Shares outstanding[1]	1,512,906,498	1,523,457,459
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	93,962,613	91,632,045
Total diluted shares	1,606,869,111	1,615,089,504
1.Net of 93,511,317 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2024 (December 31, 2023 – 81,849,805).
2.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MARCH 31	2024	2023
Outstanding, beginning of period[1]	1,523,457,459	1,573,371,868
Issued (Repurchased)
Issuances	936,298	260,981
Repurchases	(13,214,462)	(10,486,881)
Long-term share ownership plans[2]	1,714,465	1,182,535
Dividend reinvestment plan and other	12,738	65,426
Outstanding, end of period[3]	1,512,906,498	1,564,393,929
1.Net of 81,849,805 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2023 (December 31, 2022 – 62,910,220).
2.Includes management share option plan and restricted stock plan.
3.Net of 93,511,317 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2024 (March 31, 2023 – 70,740,647).

Q1 2024 Interim Report    85

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2024	2023
Net income attributable to shareholders	$102	$120
Preferred share dividends	(42)	(41)
Net income available to shareholders	60	79
Dilutive impact of exchangeable shares	—	—
Net income available to shareholders including dilutive impact of exchangeable shares	$60	$79

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2024	2023
Weighted average – Class A and Class B shares	1,518.8	1,571.4
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	24.8	15.8
Class A and Class B shares and share equivalents	1,543.6	1,587.2
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended March 31, 2024, the company granted 1.2 million stock options at a weighted average exercise price of $40.03. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 35.0% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.2% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan (“ESP”) whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended March 31, 2024, the company granted 16.4 million escrowed shares at a weighted average price of $40.03. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.5-year term, 35.0% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.2% and a liquidity discount of 25%.
During the three months ended March 31, 2024, the restricted share unit (“RSU”) plan was terminated and all participants received cash or other financial instruments equivalent to the fair value at the date of settlement. As the RSUs have been settled, the fair value is $nil as at March 31, 2024 (December 31, 2023 – $486 million).
86    BROOKFIELD CORPORATION

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,263	$—	$1,494	$4,618	$11,363	$667	$19,405
Other revenue	1,274	61	41	661	804	661	3,502
	$2,537	$61	$1,535	$5,279	$12,167	$1,328	$22,907

FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,231	$—	$1,285	$4,088	$13,123	$669	$20,396
Other revenue	1,240	20	78	196	613	754	2,901
	$2,471	$20	$1,363	$4,284	$13,736	$1,423	$23,297
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$395	$87	$—	$9,589	$418	$10,489
Services transferred over a period of time	868	1,407	4,618	1,774	249	8,916
	$1,263	$1,494	$4,618	$11,363	$667	$19,405

FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$415	$58	$—	$10,577	$435	$11,485
Services transferred over a period of time	816	1,227	4,088	2,546	234	8,911
	$1,231	$1,285	$4,088	$13,123	$669	$20,396
14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2024	2023
Investment properties	$87	$554
Transaction related income, net of expenses	428	(334)
Financial contracts	57	83
Impairment and provisions	(73)	(59)
Other fair value changes	(341)	(206)
	$158	$38
Q1 2024 Interim Report    87

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
www.bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2023 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	15 days prior to the payment date	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

88    BROOKFIELD CORPORATION

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company	Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Maureen Kempston Darkes, O.C., O.ONT. Former President, Latin America, Africa and Middle East, General Motors Corporation	Lord O’Donnell Chair, Frontier Economics Ltd.
Angela F. Braly Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Elevance Health, Inc.)	Brian D. Lawson Vice Chair, and former Chief Financial Officer, Brookfield Corporation	Hutham S. Olayan Chair of The Olayan Group and former President and CEO of Olayan America
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Howard S. Marks Co-chair, Oaktree Capital Group, LLC	Diana L. Taylor Former Superintendent of Banks for the State of New York and investment banker
Bruce Flatt Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer

`

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
Q1 2024 Interim Report    89

BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15° andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo